
10010048

ATWOOD OCEANICS, INC.

2009 ANNUAL REPORT



2009 ANNUAL REPORT TO SHAREHOLDERS
THE COMPANY

This Annual Report is for Atwood Oceanics, Inc. and its subsidiaries, which are collectively referred to herein as "we", "our", or the "Company" except where stated otherwise. We are engaged in the domestic and international offshore drilling and completion of exploratory and developmental oil and gas wells and related services. Presently, we own and operate a premium, modern fleet of nine mobile offshore drilling units. Since fiscal year 1997, we have invested approximately $727 million in upgrading seven mobile offshore drilling units and constructing two ultra-premium jack-up units, the ATWOOD BEACON and ATWOOD AURORA. We are also constructing a conventionally moored semisubmersible unit and a dynamically positioned semisubmersible unit, which will be our tenth and eleventh mobile offshore drilling units upon delivery in 2011 and 2012, respectively. We support our operations from our Houston headquarters and offices currently located in Australia, Malaysia, Malta, Egypt, Indonesia, Singapore and the United Kingdom.

FINANCIAL HIGHLIGHTS

	2009	2008
	(In Thousands)	
FOR THE YEAR ENDED SEPTEMBER 30:		
REVENUES	**$ 586,507**	$ 526,604
NET INCOME	**250,745**	215,438
CAPITAL EXPENDITURES	**430,470**	328,246
AT SEPTEMBER 30:		
NET PROPERTY AND EQUIPMENT	**$1,184,300**	$ 787,838
TOTAL ASSETS	**1,509,402**	1,096,597
TOTAL SHAREHOLDERS' EQUITY	**1,102,293**	843,690


CONTRACT REVENUES
($ MILLIONS)
600
500
400
300
200
100
0
2005
2006
2007
2008
2009


CAPITAL EXPENDITURES
($ MILLIONS)
450
405
360
315
270
225
180
135
90
45
0
2005
2006
2007
2008
2009


OPERATING INCOME
($ MILLIONS)
300
270
240
210
180
150
120
90
60
30
0
2005
2006
2007
2008
2009


NET INCOME
($ MILLIONS)
260.0
227.5
195.0
162.5
130.0
97.5
65.0
32.5
0.0
2005
2006
2007
2008
2009

TO OUR SHAREHOLDERS AND EMPLOYEES:

Even though fiscal year 2009 was very challenging from a drilling industry viewpoint, we recorded our fourth consecutive year of record financial results with revenues, operating cash flows and net income again being the highest in our history. Our net income of $251 million, or $3.89 per diluted share, for fiscal year 2009, reflected a 17% improvement on our previous year's record net income of $215 million, or $3.34 per diluted share. Other significant accomplishments during the fiscal year included the completion of construction and commencement of operations of our new ultra premium jack-up, the ATWOOD AURORA, on a two year contract in Egypt; progress, as planned, on the construction in Singapore of our two new deepwater semisubmersibles, a 6,000 foot water depth unit, the ATWOOD OSPREY, and a to-be-named 10,000 foot water depth dynamically positioned unit; strengthening of our balance sheet by execution of a $280 million credit facility (giving us a combined borrowing capacity of $580 million) during a very difficult period in the financial and banking markets; and securing contract commitments for three of our four idle units in an extremely challenging market environment.

During fiscal year 2009, there was a strong focus throughout the Company on execution on all of our activities. With contracts for four of our drilling units expiring during fiscal year 2009, it was our goal to define and execute a clear strategy for these four units in terms of planning and completing critical maintenance, subsequently reducing direct operating costs to target levels, maintaining key personnel, aggressively bidding any suitable contract opportunities and having all of these units ready to return to work at short notice. Three of these four units, the VICKSBURG, RICHMOND and ATWOOD BEACON, were contracted and have returned to work. The fourth unit, the ATWOOD SOUTHERN CROSS, is still idle. For most of 2009, there has been almost no bidding activity relating to opportunities suitable for the ATWOOD SOUTHERN CROSS. While we continue to anticipate drilling market challenges in fiscal year 2010, we are currently experiencing some increases in discussions and bidding activities, including possible shorter term opportunities for the ATWOOD SOUTHERN CROSS, and remain confident in the long-term outlook for the worldwide offshore drilling industry, especially for deepwater drilling.

Of our nine (9) owned operational drilling units, and two (2) drilling units currently under construction, five (5) have current contract commitments that extend into fiscal year 2011 or later; one (1) has a contract commitment through fiscal year 2010; three (3) have current contract commitments that expire during fiscal year 2010, one (1) is currently idle; and one (1) under construction, scheduled for delivery in mid-2012, is currently without a contract. At September 30, 2009, we had estimated contract revenue backlog of approximately $1.8 billion compared to approximately $1.0 billion of estimated capital commitments relating primarily to the new semisubmersibles under construction. Currently, we have approximately 70% of our available rig days contracted for fiscal year 2010.

While fiscal year 2009 was rewarding in terms of recording our sixth consecutive year of improving financial results, we are focused on execution and planning for what we believe will be continuing enhancement in shareholder value. From a longer term perspective, we remain committed to our strategy of consistently meeting our clients' needs with safe, quality operations, premium equipment and being leveraged to deepwater and international markets. This strategy has been successful in enabling us to create value in the past and stands us in good stead for the future. The Company is strong and well positioned in terms of its financial position, talented personnel, rig fleet and track record. We continue to actively progress efforts to develop our organization, systems, expertise, talent and capability for future growth. While it is our goal to consider further value enhancing opportunities in the future at the appropriate time, we have no immediate plans for further growth beyond our current two deepwater semisubmersible construction program.

Our performance during fiscal year 2009 and current strong position owe much to the talent, dedication and valuable contributions of our employees and management team both in the U.S. and internationally. To them, we convey our personal thanks and appreciation as we do to our shareholders for their continuing trust and support. To our clients, reflecting both long-standing and newer relationships, we express our appreciation for the opportunity and privilege to be of service and add value to their activities and also acknowledge the communities around the world in which we have the privilege and good fortune to operate. We remain focused on the future and are dedicated to building longer term shareholder value from our current strong position.



JOHN R. IRWIN

WORLD WIDE



Great Yarmouth
Malta
Corporate Headquarters
ATWOOD SOUTHERN CROSS
RICHMOND
ATWOOD HUNTER
SEAHAWK
ATWOOD BEACON
Legend
Office
Active Rig
Rig Under Construction

OPERATIONS



ATWOOD AURORA
Cairo
VICKSBURG
Kuala Lumpur
ATWOOD OSPREY
ATWOOD FALCON
Singapore
Jakarta
ATWOOD EAGLE
Perth


ATWOOD
OSPREY

ATWOOD OSPREY

The ATWOOD OSPREY is currently under construction at Jurong Shipyard in Singapore. The construction of this rig is expected to be completed in early 2011 at which time, it will be movedto offshore Australia to commence its long-term contract with Chevron Australia Pty. Ltd.



VICKSBURG

The VICKSBURG received a life-enhancing upgrade during the fourth quarter of fiscal year 2009 and is currently working offshore Thailand under a contract that extends to the end of March 2010, with options, which, if exercised, could keep the rig employed through calendar year 2010.



ATWOOD AURORA

The ATWOOD AURORA became our ninth mobile offshore drilling unit and our thirdjack-up rig when it commenced operations offshore Egypt in April 2009 following its construction. The rig's current contract extends to April 2011.

Atwood Oceanics, Inc. and Subsidiaries

FIVE YEAR FINANCIAL REVIEW

(In thousands, except per share amounts, fleet data and ratios)	At or For The Years Ended September 30, 2008	2007	2006	2005
STATEMENTS OF OPERATIONS DATA:				
Revenues	$ 526,604	$ 403,037	$ 276,625	$ 176,156
Contract drilling costs	(216,395)	(186,949)	(144,366)	(102,849)
Depreciation	(34,783)	(33,366)	(26,401)	(26,735)
General and administrative expenses	(30,975)	(23,929)	(20,630)	(14,245)
Gain on sale of equipment	155	414	10,548	—
OPERATING INCOME	244,606	159,207	95,776	32,327
Other (expense) income	169	752	(3,940)	(6,719)
Tax (provision) benefit	(29,337)	(20,935)	(5,714)	403
NET INCOME	$ 215,438	$ 139,024	$ 86,122	$ 26,011
PER SHARE DATA:				
Earnings per common share:				
Basic	$ 3.38	$ 2.22	$ 1.39	$ 0.43
Diluted	$ 3.34	$ 2.18	$ 1.37	$ 0.42
Average common shares outstanding:				
Basic	63,756	62,686	61,872	60,824
Diluted	64,556	63,628	62,884	62,440
FLEET DATA:				
Number of rigs owned or managed, at end of period	8	8	10	11
Utilization rate for in-service rigs(1)	100%	100%	100%	98%
BALANCE SHEET DATA:				
Cash and cash equivalents	$ 121,092	$ 100,361	$ 32,276	$ 18,982
Working capital	248,052	158,549	86,308	35,894
Net property and equipment	787,838	493,851	436,166	390,778
Total assets	1,096,597	717,724	593,829	495,694
Total long-term debt (including current portion)	170,000	18,000	64,000	90,000
Shareholders' equity(2)(3)	843,690	615,855	458,894	362,137
Ratio of current assets to current liabilities	5.36	3.75	2.41	1.64

Notes —

(1) Excludes managed rigs, the SEASCOUT (sold in fiscal year 2006), and contractual downtime on rigs upgraded.

(2) We have never paid any cash dividends on our common stock.

(3) In October 2004, we sold 4,700,000 shares (as adjusted for subsequent stock splits) of common stock in a public offering.

OFFSHORE DRILLING OPERATIONS

Rig Name	Year Upgraded or Construction Completed	Maximum Water Depth	Percentage of FY 2009 Revenues	Location at November 23, 2009	Customer	Contract Status at November 23, 2009
SEMISUBMERSIBLES —						
ATWOOD EAGLE	2000/2002	5,000 Ft.	25%	Offshore Australia	WOODSIDE ENERGY LTD ("WOODSIDE")	The rig is currently working under a drilling program with Woodside which is expected to be completed in June 2010. Following the Woodside contract, the rig will drill one well deferred from a previous program with BHP Billiton Petroleum which is expected to be completed in August 2010. Following this well, the rig has a commitment with Chevron Australia Pty. Ltd. that will last at least until the expected delivery of the ATWOOD OSPREY in February/March 2011.
ATWOOD HUNTER	1997/2001	5,000 Ft.	31%	Offshore Ghana	KOSMOS ENERGY GHANA HC ("KOSMOS")	The rig is currently working under a contract with Kosmos until June 2010. Following the Kosmos work, the rig will be moved to Equatorial Guinea to work for Noble Energy, Inc. The combined Noble/Kosmos contract commitment extends to October/November 2012.
ATWOOD FALCON	1998/2006	5,000 Ft.	14%	Offshore Malaysia	SARAWAK SHELL BERHAD ("SHELL")	The rig is currently working under a drilling program with Shell which extends to August 2011.
ATWOOD SOUTHERN CROSS	1997/2006	2,000 Ft.	4%	West Africa	NONE	We are pursuing contract opportunities while the rig is currently "ready stacked" in West Africa.
ATWOOD OSPREY	Under Construction	6,000 Ft.	0%	N/A	CHEVRON AUSTRALIA PTY. LTD. ("CHEVRON")	The rig is under construction in Singapore with expected delivery in early 2011. Upon delivery, the rig will be moved to offshore Australia where it will commence a three year drilling program for Chevron.
TO-BE-NAMED	Under Construction	10,000 Ft.	0%	N/A	NONE	The rig is under construction in Singapore with expected delivery in mid-2012.
CANTILEVER JACK-UPS —						
ATWOOD BEACON	Construction Completed in 2003	400 Ft.	7%	Offshore Equatorial Guinea	HESS EQUATORIAL GUINEA, Inc. ("HESS")	The rig is currently working under a drilling program for Hess which extends to June 2010.
VICKSBURG	1998/2009	300 Ft.	7%	Offshore Thailand	NUCOASTAL (THAILAND) LIMITED	The rig is currently working under a drilling commitment for NuCoastal which extends to the end of March 2010.
ATWOOD AURORA	Construction Completed in 2009	350 Ft.	4%	Offshore Egypt	RWE DEA NILE GMBH ("RWE")	The rig is currently working under a contract commitment with RWE that extend to April 2011.
SUBMERSIBLE —						
RICHMOND	2000/2002/2007	70 Ft.	3%	U.S. Gulf of Mexico	APPLIED DRILLING TECHNOLOGY INC.	The rig is currently working under a drilling commitment which extends into December 2009. Contract opportunities are currently being pursued for additional work for the rig after it completes the drilling of this one-well program.
SEMISUBMERSIBLE TENDER ASSIST UNIT —						
SEAHAWK	1992/1999/2006	600 Ft.	5%	Offshore Equatorial Guinea	AMERADA HESS EQUATORIAL GUINEA, INC. ("HESS")	The rig is currently working under a contractual commitment with Hess which extends to September 2010.

SECURITIES LITIGATION SAFE HARBOR STATEMENT

Statements included in this report which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, we and our representatives may from to time to time make other oral or written statements which are also forward-looking statements.

These forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause our actual results of operations or our actual financial conditions to differ include, but are not necessarily limited to:

- our dependence on the oil and gas industry;
- the operational risks involved in drilling for oil and gas;
- risks associated with the current global economic crisis and its impact on capital markets, liquidity, and financing of future drilling activity;
- changes in rig utilization and dayrates in response to the level of activity in the oil and gas industry, which is significantly affected by indications and expectations regarding the level and volatility of oil and gas prices, which in turn are affected by political, economic and weather conditions affecting or potentially affecting regional or worldwide demand for oil and gas, actions or anticipated actions by OPEC, inventory levels, deliverability constraints, and future market activity;
- the extent to which customers and potential customers continue to pursue deepwater drilling;
- exploration success or lack of exploration success by our customers and potential customers;
- the highly competitive and volatile nature of our business, with periods of low demand and excess rig availability;
- the impact of possible disruption in operations due to terrorism, acts of piracy, embargoes, war or other military operations;
- our ability to enter into and the terms of future drilling contracts;
- the availability of qualified personnel;
- our failure to retain the business of one or more significant customers;
- the termination or renegotiation of contracts by customers;
- the availability of adequate insurance at a reasonable cost;
- the occurrence of an uninsured loss;
- the risks of international operations, including possible economic, political, social or monetary instability, and compliance with foreign laws;
- the effect public health concerns could have on our international operations and financial results;
- compliance with or breach of environmental laws;
- the incurrence of secured debt or additional unsecured indebtedness or other obligations by us or our subsidiaries;
- the adequacy of sources of liquidity for our operations and those of our customers;
- currently unknown rig repair needs and/or additional opportunities to accelerate planned maintenance expenditures due to presently unanticipated rig downtime;

- higher than anticipated accruals for performance-based compensation due to better than anticipated performance by us, higher than anticipated severance expenses due to unanticipated employee terminations, higher than anticipated legal and accounting fees due to unanticipated financing or other corporate transactions, and other factors that could increase general and administrative expenses;
- the actions of our competitors in the offshore drilling industry, which could significantly influence rig dayrates and utilization;
- changes in the geographic areas in which our customers plan to operate or the tax rate in such jurisdiction, which in turn could change our expected effective tax rate;
- changes in oil and gas drilling technology or in our competitors' drilling rig fleets that could make our drilling rigs less competitive or require major capital investments to keep them competitive;
- rig availability;
- the effects and uncertainties of legal and administrative proceedings and other contingencies;
- the impact of governmental laws and regulations and the uncertainties involved in their administration, particularly in some foreign jurisdictions;
- changes in accepted interpretations of accounting guidelines and other accounting pronouncements and tax laws;
- risks involved in the construction of a dynamically positioned semisubmersible drilling unit without a contract;
- although our current long-term contract commitments do not provide for early termination due to market deterioration, the risk that customers could seek to amend some of these contracts due to market decline which could alter the timing and amount of our current contracted cash flows;
- the risks involved in the construction, upgrade, and repair of our drilling units including project delays affecting our ability to meet contractual commitments, as well as commencement of operations of our drilling units following delivery; and
- such other factors as may be discussed in this report and our other reports filed with the Securities and Exchange Commission, or SEC.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. See also "Risk Factors" in Item 1A in our Form 10-K for the year ended September 30, 2009, to which this Annual Report is an exhibit. Other unknown or unpredictable factors could also have material adverse effects on future results. The words "believe," "impact," "intend," "estimate," "anticipate," "plan" and similar expressions identify forward-looking statements. These forward-looking statements are found at various places throughout the Management's Discussion and Analysis in this Annual Report to Shareholders for fiscal year 2009. When considering any forward-looking statement, you should also keep in mind the risk factors described in other reports or filings we make with the SEC from time to time. Undue reliance should not be placed on these forward-looking statements, which are applicable only on the date hereof. Neither we nor our representatives have a general obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events.

MARKET OUTLOOK

Despite fiscal year 2009 being a very challenging year from a drilling market perspective whereby we uncharacteristically incurred some idle time on four of our drilling units, it was still a year marked with several significant accomplishments which included the following:

- Completing the construction and commissioning, and start-up of our ultra-premium jack-up, the ATWOOD AURORA;
- Completing the life enhancing upgrade of our premium jack-up, the VICKSBURG;
- Achieving the most favorable operating results in our history; and
- Strengthening our liquidity position by executing a $280 million credit facility in November 2008 at a time when the world's financial and banking markets had experienced a significant downturn.

Even though we continue to anticipate drilling market challenges in fiscal year 2010, we are currently experiencing increases in bidding activities and remain confident in the long-term outlook for the worldwide offshore drilling industry, especially for deepwater drilling. Despite recent improvement in bidding activities, there continues to be an excess of worldwide rig fleet availability, especially for jack-up rigs and semisubmersible drilling units technically similar to the ATWOOD SOUTHERN CROSS. Dayrates, especially for jack-ups, have declined from levels that existed prior to the commencement of the global financial crisis that continue to negatively impact the availability of capital and liquidity from banks and other providers of credit. The continuing delivery of newly constructed jack-up rigs is also negatively impacting the worldwide supply related to current market demand.

During fiscal year 2009, we incurred idle days on four of our nine drilling rigs; ATWOOD SOUTHERN CROSS, ATWOOD BEACON, VICKSBURG and RICHMOND. Currently, the ATWOOD SOUTHERN CROSS is our only uncontracted rig, with the VICKSBURG, RICHMOND and ATWOOD BEACON having short-term contracts that expire in March 2010, December 2009 and June 2010, respectively. We are continuing to pursue additional contract commitments for these four rigs; however, there is no guarantee that we will not incur idle time on some or all of these units during fiscal year 2010.

We continue to make progress on the construction of two semisubmersible drilling units for deepwater drilling: (1) the ATWOOD OSPREY, a conventionally moored, 6,000 foot water depth unit (scheduled for delivery in early 2011, with an estimated total cost of approximately $625 million), and (2) a to-be-named dynamically positioned, 10,000 foot water depth water unit (scheduled for delivery in mid-2012, with an estimated total cost of approximately $750 million). Through September 30, 2009, we have invested approximately $605 million toward the construction of these two drilling units. Funding of the approximate $770 million remaining on the construction of these two units will come from internally generated funds and borrowings under our two credit facilities, which have a combined borrowing capacity of $580 million. We currently have $275 million borrowed under our credit facilities and will endeavor to keep our maximum borrowing below $500 million during the construction of these two units.

Of our nine (9) owned operational drilling units, and the two (2) drillings units currently under construction, five (5) have current contract commitments that extend into fiscal year 2011 or later; one (1) has a contract commitment through fiscal year 2010; three (3) have current contract commitments that expire during fiscal year 2010, one (1) is currently idle; and one (1) under construction, scheduled for delivery in mid-2012, is currently without a contract. At September 30, 2009, we had estimated contract revenue backlog of approximately $1.8 billion compared to approximately $1.0 billion of estimated capital expenditures relating primarily to the new semisubmersibles under construction.

Currently, we have approximately 70% of our available rig days contracted for fiscal year 2010. A comparison of the average per day revenues for fiscal years 2009, 2008 and 2007 for each of our current nine (9) active drilling units is as follows:

	Average Per Day Revenues		
	Fiscal Year 2007	Fiscal Year 2008	Fiscal Year 2009
ATWOOD HUNTER	$234,000	$246,000	$500,000
ATWOOD EAGLE	160,000	241,000	398,000
ATWOOD FALCON	138,000	216,000	223,000
VICKSBURG	110,000	155,000	118,000(1)
ATWOOD BEACON	109,000	128,000	105,000
SEAHAWK	84,000	88,000	85,000
ATWOOD SOUTHERN CROSS	171,000	321,000	70,000(2)
ATWOOD AURORA	—	—	56,000(3)
RICHMOND	81,000	44,000(4)	52,000

(1) Rig incurred a life-enhancing upgrade during fiscal year 2009.

(2) Rig has been idle since mid-December 2008.

(3) Rig commenced operations in April 2009.

(4) Rig incurred a life-enhancing upgrade during fiscal year 2008.

The ATWOOD HUNTER is currently working under contract commitments that extend to September 2012 at operating dayrates that range from $538,000 to $545,000, subject to adjustment for cost escalations. The ATWOOD EAGLE is currently working under a contract commitment offshore Australia at a dayrate of $405,000, which extends to June 2010. Following completion of this commitment, the rig will commence a drilling program that could extend for six months or longer at a dayrate of approximately $430,000 to approximately $450,000, subject to adjustment for cost escalations. The ATWOOD FALCON is currently working under a contract until August 2011 at a dayrate of $425,000, subject to adjustment for cost escalations.

The VICKSBURG has a current contract commitment offshore Thailand at a dayrate of $90,000 which is currently expected to extend to the end of March 2010. The ATWOOD BEACON is currently working offshore Equatorial Guinea under a drilling contract that extends into June 2010. This contract provides for a dayrate of $110,000; however, amortization of mobilization expenses will reduce daily operating income by approximately $25,000. The SEAHAWK is working offshore West Africa under a drilling contract that currently extends into September 2010. For 2007 and 2008 fiscal years, the SEAHAWK's operating costs exceeded or were relatively consistent with revenues; however, for fiscal year 2009, revenue exceeded operating costs. The ATWOOD SOUTHERN CROSS has been idle since mid-December 2008. During this idle period, the rig has been undergoing certain equipment repairs and maintenance which has kept its operating costs relatively high at approximately $60,000 per day during the last three quarters of fiscal year 2009. As long as the rig remains idle, its current level of operating costs is expected to be below $40,000 per day. The ATWOOD AURORA is currently working offshore Egypt under a drilling contract that extends to April 2011 at a dayrate of $133,000.

Our only rig in the U.S. Gulf of Mexico, the RICHMOND, currently has a one well contract commitment that should extend into December 2009. The RICHMOND's current one-well contract provides for a dayrate of $32,500 which is below its per day operating cost of approximately $35,000. Upon delivery, the ATWOOD OSPREY has a three-year contract that provides for a dayrate of $470,000, with an option to extend this commitment to six years at a dayrate of $450,000. Both dayrates are subject to adjustments for cost escalations. We expect this drilling unit will be mobilized to Australia in early calendar year 2011. Upon expected delivery in mid-2012, the to-be-named semisubmersible drilling unit is currently without a contract.

Total drilling costs for fiscal year 2009 increased approximately 3% when compared to prior fiscal year; however, if the drilling costs for the ATWOOD AURORA (which commenced operations in April 2009) are removed from this comparison, total drilling costs declined by 2%.

During fiscal year 2010, we expect to incur planned zero rate time on the following drilling units:

VICKSBURG	Ten (10) zero rate days during the third or fourth quarter due to required regulatory inspections
RICHMOND	Ten (10) zero rate days during the third quarter for required regulatory inspections
ATWOOD SOUTHERN CROSS	Ten (10) zero rate days during the fourth quarter for required regulatory inspections

We anticipate incurring capital expenditures during fiscal years 2010, 2011 and 2012 of approximately $300 million, $400 million and $300 million, respectively. Even with an expected increase in our outstanding debt between $400 million and $450 million by the end of fiscal year 2011, we expect that our debt to total capitalization ratio is unlikely to exceed 25%.

RESULTS OF OPERATIONS

Fiscal Year 2009 Versus Fiscal Year 2008

Revenues for fiscal year 2009 increased 11% compared to the prior fiscal year. A comparative analysis of revenues by rig for fiscal years 2009 and 2008 is as follows:

	REVENUES (In millions)		
	Fiscal Year 2009	Fiscal Year 2008	Variance
ATWOOD HUNTER	**$182.5**	$ 89.9	$ 92.6
ATWOOD EAGLE	**145.1**	88.4	56.7
ATWOOD AURORA	**20.2**	—	20.2
RICHMOND	**19.1**	16.1	3.0
ATWOOD FALCON	**81.6**	79.0	2.6
SEAHAWK	**31.1**	32.1	(1.0)
ATWOOD BEACON	**38.3**	46.8	(8.5)
VICKSBURG	**43.0**	56.7	(13.7)
ATWOOD SOUTHERN CROSS	**25.6**	117.6	(92.0)
	$586.5	$526.6	$ 59.9

Increases in revenues for the ATWOOD HUNTER and ATWOOD EAGLE were related to each drilling unit working under new contracts with significantly higher dayrates during the current fiscal year compared to the prior fiscal year. Our new drilling rig, the ATWOOD AURORA, commenced drilling operations in April 2009, earning no revenue during fiscal year 2008. The increase in revenue for the RICHMOND for fiscal year 2009 is due to the rig being in a shipyard undergoing a life-enhancing upgrade during a significant portion of the first and second quarters of fiscal year 2008, earning no revenue during that time, partially offset by the rig incurring idle time during the current fiscal year from June through September. Revenues for the ATWOOD FALCON and SEAHAWK during the current fiscal year were relatively consistent with the prior fiscal year. The ATWOOD BEACON became idle at the end of July 2009, earning no revenue for the last two months of the current fiscal year compared to full utilization in the prior fiscal year. The decrease in revenue for the VICKSBURG is due to the rig being in a shipyard undergoing a life enhancing upgrade during two months of the fourth quarter of fiscal year 2009, earning no revenue during that time compared to full utilization during the prior fiscal year. Since the ATWOOD SOUTHERN CROSS has been idle and earning no revenue since mid December 2008, revenues have significantly decreased during fiscal year 2009 when compared to fiscal year 2008.

Contract drilling costs for fiscal year 2009 increased 3% compared to the prior fiscal year. A comparative analysis of contract drilling costs by rig for fiscal years 2009 and 2008 is as follows:

	CONTRACT DRILLING COSTS (In millions)		
	Fiscal Year 2009	Fiscal Year 2008	Variance
ATWOOD AURORA	**$ 9.7**	$ —	$ 9.7
ATWOOD HUNTER	**36.8**	28.9	7.9
ATWOOD EAGLE	**47.0**	44.5	2.5
RICHMOND	**14.2**	12.1	2.1
ATWOOD FALCON	**25.8**	24.6	1.2
ATWOOD BEACON	**16.7**	19.2	(2.5)
VICKSBURG	**15.2**	18.6	(3.4)
SEAHAWK	**24.7**	30.1	(5.4)
ATWOOD SOUTHERN CROSS	**23.9**	33.1	(9.2)
OTHER	**7.7**	5.3	2.4
	$221.7	$216.4	$ 5.3

Our new drilling rig, the ATWOOD AURORA, commenced drilling operations in April 2009, incurring no contract drilling costs in the prior fiscal year. The increase in contract drilling costs for the ATWOOD HUNTER for the current fiscal year is primarily due to higher agent fees which are based on a percentage of dayrates and higher operations support costs which are allocated to rigs based on revenue. Contract drilling costs for the ATWOOD EAGLE and ATWOOD FALCON for fiscal year 2009 were relatively consistent with fiscal year 2008 while the increase in contract drilling costs the RICHMOND on a percentage basis for the fiscal year 2009 is due to the rig incurring significantly less operating costs during the first and second quarters of fiscal year 2008 as the rig was in a shipyard undergoing a life enhancing upgrade, partially offset by higher maintenance costs during the upgrade period. The decrease in contract drilling costs for the ATWOOD BEACON is primarily due to incurring less operating costs during its idle period during the last two months of the current fiscal year while the decrease in contract drilling costs for the VICKSBURG is due to the rig incurring less operating costs during the fourth quarter of fiscal year 2009 as the rig was in a shipyard undergoing a life enhancing upgrade. The decrease in contract drilling costs for the SEAHAWK for the current fiscal year is due to the amortization of deferred expenses in the prior fiscal year related to certain client requested upgrades which ended during the fourth quarter of fiscal year 2008. The decrease in drilling costs for the ATWOOD SOUTHERN CROSS for fiscal year 2009 is due to a decrease in agent fees and headcount reduction of non-essential personnel as the rig has been idle since mid-December 2008, partially offset by the rig undergoing certain equipment repairs and maintenance. The increase of other contract drilling costs for the current fiscal year is due to a larger currency exchange loss during fiscal year 2009 compared to fiscal year 2008.

Depreciation expense for fiscal year 2009 increased 1% as compared to the prior fiscal year. A comparative analysis of depreciation expense by rig for fiscal years 2009 and 2008 is as follows:

	DEPRECIATION EXPENSE (In millions)		
	Fiscal Year 2009	Fiscal Year 2008	Variance
ATWOOD AURORA	**$ 3.3**	$ —	$ 3.3
RICHMOND	**1.7**	1.0	0.7
ATWOOD HUNTER	**6.3**	5.9	0.4
ATWOOD FALCON	**5.5**	5.2	0.3
ATWOOD SOUTHERN CROSS	**3.8**	3.7	0.1
ATWOOD EAGLE	**4.5**	4.5	—
ATWOOD BEACON	**4.8**	5.1	(0.3)
VICKSBURG	**2.4**	2.8	(0.4)
SEAHAWK	**2.3**	6.1	(3.8)
OTHER	**0.5**	0.5	—
	$35.1	$34.8	$ 0.3

Our new drilling rig, the ATWOOD AURORA, was placed into service during April 2009, incurring no depreciation expense prior to the third quarter of fiscal year 2009. In accordance with our company policy, no depreciation expense was recorded for a significant portion of the first and second quarters of fiscal year 2008 for the RICHMOND, as the rig was undergoing a life enhancing upgrade to extend its remaining depreciable life from one to ten years. In addition, no depreciation expense was recorded for two months of the fourth quarter of fiscal year 2009 for the VICKSBURG, as the rig was undergoing a life enhancing upgrade to extend its remaining depreciable life from four to ten years. Effective October 1, 2008, we extended the remaining depreciable life of the SEAHAWK from one year to five years based upon the length of its current contract commitment, coupled with our intent to continue marketing and operating the rig beyond one year as the rig is technically capable of working over this revised five-year period. Depreciation expense for all other rigs remained relatively consistent with the prior fiscal year.

General and administrative expenses for the current fiscal year have remained relatively comparable with the prior fiscal year as the general and administrative costs related to payroll costs, travel expenses, professional fees, and rental expenses incurred during fiscal year 2009 are consistent with fiscal year 2008. Interest expense has increased by 63% for the current fiscal year due to higher debt balances when compared to the prior fiscal year, while interest income has decreased as interest rates have decreased significantly when compared to the prior fiscal year.

Virtually all of our tax provision for fiscal year 2009 relates to taxes in foreign jurisdictions. Accordingly, due to the high level of operating income earned in certain nontaxable and deemed profit tax jurisdictions during fiscal year 2009, our effective tax rate was significantly less than the United States federal statutory rate. Our effective rate for fiscal year 2009 of 15% is higher than the 12% effective rate in fiscal year 2008 primarily due to a significantly lower level of operating income earned in certain nontaxable and deemed profit tax jurisdictions during the current fiscal year. Excluding any discrete items that may be incurred, we expect our effective tax rate to be approximately 16%-18% for fiscal year 2010.

During July 2007, we were notified by the Malaysian tax authorities regarding a potential proposed adjustment relating to fiscal years 2000 to 2003. Although we believe we are in compliance with applicable rules and regulations, we have evaluated the merit of the assertions by the Malaysian tax authorities and are currently vigorously contesting these assertions. While we cannot predict or provide assurance as to the final outcome of these allegations, we do not expect them to have a material adverse effect on our consolidated financial position, results of operations or cash flows. As of September 30, 2009, there has not been any change in the status of this claim.

The ATWOOD BEACON operated in India from early December 2006 to the end of July 2009. A service tax was enacted in 2004 on revenues derived from seismic and exploration activities. This service tax law was subsequently amended in June 2007, and again in May 2008 to state that revenues derived from mining services and drilling services were specifically subject to this service tax. The ATWOOD BEACON contract terms with our customer in India provided that any liability incurred by us related to any taxes pursuant to laws not in effect at the time the contract was executed in 2005 was to be reimbursed by our customer. In our opinion, which is supported by our legal and tax advisors, any such service taxes assessed by the Indian tax authorities under either provision of the 2007 or 2008 amendments would be the obligation of our customer. Our customer is disputing this obligation on the basis, in their opinion, that revenues derived from drilling services were taxable under the initial 2004 law, which, based on our contract terms, would provide that the service tax is our obligation. For more information, see Note 11 to our Consolidated Financial Statements for the year ended September 30, 2009.

Fiscal Year 2008 Versus Fiscal Year 2007

Revenues for fiscal year 2008 increased 31% compared to the prior fiscal year. A comparative analysis of revenues by rig for fiscal years 2008 and 2007 is as follows:

	REVENUES (In millions)		
	Fiscal Year 2008	Fiscal Year 2007	Variance
ATWOOD SOUTHERN CROSS	**$117.6**	$ 62.3	$ 55.3
ATWOOD EAGLE	**88.4**	58.4	30.0
ATWOOD FALCON	**79.0**	50.5	28.5
VICKSBURG	**56.7**	40.0	16.7
ATWOOD BEACON	**46.8**	39.8	7.0
ATWOOD HUNTER	**89.9**	85.4	4.5
SEAHAWK	**32.1**	30.6	1.5
AUSTRALIA MANAGEMENT CONTRACTS	**—**	6.5	(6.5)
RICHMOND	**16.1**	29.5	(13.4)
	$526.6	$403.0	$123.6

The increase in fleetwide revenues during fiscal year 2008 is primarily attributable to the increase in average dayrates due to improving market conditions and strong demand for offshore drilling equipment. Increases in revenues during fiscal year 2008 for the ATWOOD SOUTHERN CROSS, ATWOOD EAGLE, ATWOOD FALCON, VICKSBURG, ATWOOD BEACON, ATWOOD HUNTER and SEAHAWK were related to each of these drilling units working at higher dayrates when compared to fiscal year 2007. The AUSTRALIA MANAGEMENT CONTRACTS were terminated during fiscal year 2007. The decrease in revenues for the RICHMOND is due to the fact that for approximately four months of the first two quarters of fiscal year 2008, the rig was in a shipyard undergoing a life-enhancing upgrade and earned no revenue during the shipyard period.

Contract drilling costs for fiscal year 2008 increased 16% compared to the prior fiscal year. A comparative analysis of contract drilling costs by rig for fiscal years 2008 and 2007 is as follows:

	CONTRACT DRILLING COSTS (In millions)		
	Fiscal Year 2008	Fiscal Year 2007	Variance
ATWOOD SOUTHERN CROSS	**$ 33.1**	$ 20.7	$12.4
ATWOOD EAGLE	**44.5**	35.0	9.5
VICKSBURG	**18.6**	14.0	4.6
ATWOOD BEACON	**19.2**	15.5	3.7
ATWOOD HUNTER	**28.9**	25.2	3.7
SEAHAWK	**30.1**	28.2	1.9
ATWOOD FALCON	**24.6**	23.6	1.0
RICHMOND	**12.1**	13.1	(1.0)
AUSTRALIA MANAGEMENT CONTRACTS	**—**	5.1	(5.1)
OTHER	**5.3**	6.5	(1.2)
	$216.4	$186.9	$29.5

On a fleetwide basis, wage increases and extra personnel for training and development resulted in higher personnel costs, increases in the number of maintenance projects resulted in higher equipment related costs, and overall cost inflation led to increases in contract drilling costs during fiscal year 2008 for virtually every rig when compared to the fiscal year 2007, including the ATWOOD SOUTHERN CROSS, ATWOOD EAGLE, VICKSBURG, ATWOOD BEACON, ATWOOD HUNTER and SEAHAWK. While the ATWOOD FALCON also incurred higher costs due to the reasons mentioned above, the increase is partially offset by a significant amount of planned maintenance performed during its water depth upgrade in the first quarter of fiscal year 2007. Contract drilling costs for the RICHMOND decreased, as the personnel-related costs increased for the reasons mentioned above was more than offset by reduced operating costs while in a shipyard undergoing a life enhancing upgrade for approximately four months of the first two quarters of fiscal year 2008. The AUSTRALIA MANAGEMENT CONTRACTS were terminated during fiscal year 2007.

Depreciation expense for fiscal year 2008 increased 4% as compared to the prior fiscal year. A comparative analysis of depreciation expense by rig for fiscal years 2008 and 2007 is as follows:

	DEPRECIATION EXPENSE (In millions)		
	Fiscal Year 2008	Fiscal Year 2007	Variance
ATWOOD FALCON	**$ 5.2**	$ 4.4	$ 0.8
ATWOOD SOUTHERN CROSS	**3.7**	3.4	0.3
ATWOOD HUNTER	**5.9**	5.7	0.2
SEAHAWK	**6.1**	6.1	—
RICHMOND	**1.0**	1.0	—
ATWOOD EAGLE	**4.5**	4.5	—
ATWOOD BEACON	**5.1**	5.1	—
VICKSBURG	**2.8**	2.9	(0.1)
OTHER	**0.5**	0.3	0.2
	$34.8	$33.4	$ 1.4

Depreciation expense increased for the ATWOOD FALCON due to the completion of its water depth upgrade during fiscal year 2007. The increase in depreciation expense for the ATWOOD SOUTHERN CROSS when compared to fiscal year 2007 is primarily due to equipment upgrades during the second half of fiscal year 2007. Depreciation expense for all other rigs remained relatively consistent with fiscal year 2007. Other depreciation expense has increased due to various corporate office expenditures during fiscal year 2008.

Effective March 1, 2008, we extended the remaining depreciable life of the RICHMOND from one year to ten years, based upon completion of a life enhancing upgrade, coupled with our intent to continue marketing and operating the rig beyond one year.

General and administrative expenses for fiscal year 2008 increased compared to fiscal year 2007 primarily due to rising personnel costs which include headcount and wage increases, increased annual bonus compensation costs, increased share-based compensation expense and increased professional fees, which include increased activity regarding future operational and global planning initiatives. While interest expense has remained relatively consistent compared to fiscal year 2007, interest income has decreased when compared to the fiscal year 2007 due to lower interest rates.

Virtually all of our tax provision for fiscal year 2008 relates to taxes in foreign jurisdictions. Accordingly, due to the high level of operating income earned in certain nontaxable and deemed profit tax jurisdictions during fiscal year 2008, our effective tax rate was significantly less than the United States federal statutory rate.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2009, and November 24, 2009, we have $200 million borrowed under our 5-year $300 million credit facility executed in October 2007 (the "2007 Credit Agreement") and $75 million borrowed under our 5-year $280 million credit facility executed in November 2008 (the "2008 Credit Agreement"). Both credit facilities contain various financial covenants that, among other things, require the maintenance of certain leverage and interest expense coverage ratios. The collateral for these two credit facilities, collectively, primarily consists of preferred mortgages on six of our drilling units (ATWOOD EAGLE, ATWOOD HUNTER, ATWOOD FALCON, ATWOOD SOUTHERN CROSS, ATWOOD AURORA and ATWOOD BEACON). These credit facilities will provide funding to complete the construction of our two deepwater semisubmersibles being constructed in Singapore, and funding for general corporate needs. We were in compliance with all financial covenants under both credit facilities at September 30, 2009, at all times during fiscal year 2009 for the 2008 Credit Facility, and since inception for the 2007 Credit Agreement. For more information regarding financial covenants, see Note 5 to our Consolidated Financial Statements for the year ended September 30, 2009.

Our newly constructed jack-up unit, the ATWOOD AURORA, commenced operations in

April 2009 with a total capitalized cost (after being relocated from its construction site in the United States to its first drilling location offshore Egypt) of approximately $197 million, with $45 million being incurred in fiscal year 2009. As of September 30, 2009, we had expended approximately $325 million towards the construction of the ATWOOD OSPREY and $280 million towards the construction of our to-be-named dynamically positioned semisubmersible, with expected total construction costs of approximately $625 million and approximately $750 million, respectively, of which $365 million was expended in fiscal year 2009. In addition to these construction projects, we expended approximately $7 million on the upgrade of VICKSBURG.

Since we operate in a very volatile industry, maintaining high equipment utilization in up, as well as down, cycles is a key factor in generating cash to satisfy current and future obligations. For fiscal years 2002 through 2008, net cash provided by operating activities ranged from a low of approximately $14 million in fiscal year 2003 to a high of approximately $192 million in fiscal year 2008. For fiscal year 2009, net cash provided by operating activities totaled approximately $305 million, which was the highest in our history. Our operating cash flows are primarily driven by our operating income, which reflects dayrates and rig utilization.

We estimate that our total capital expenditures for the fiscal year 2010 will be approximately $300 million, and expect to end fiscal year 2010 with outstanding long-term debt of approximately $300 million. With our current contract commitments providing for approximately $1.8 billion of future revenues, coupled with our current additional borrowing capacity of approximately $300 million under our credit facilities, we believe that we will be able to fund the remaining construction costs of our two deepwater semisubmersibles and maintain a strong balance sheet without the need for any additional sources of capital.

Our portfolio of accounts receivable is primarily comprised of large independent or multinational corporate entities with stable payment experience. Historically, we have not encountered significant difficulty in collecting receivables and typically do not require collateral for our receivables. As discussed in Note 11 to our Consolidated Financial Statements for the year ended September 30, 2009, under "Other Matters", at September 30, 2009, we have approximately $14 million in outstanding receivables due from a customer in India; as this receivable is currently in dispute, we expect that this collection effort will extend beyond one year and have, therefore, reclassified this receivable as a long-term asset.

Income tax receivable has increased by approximately $5.0 million when compared to September 30, 2008, due to having a higher number of tax jurisdictions whereby we have made estimated income tax payments over and above our estimated income tax liability, usually as a result of local regulations requiring the high estimated tax payments.

Inventories of materials and supplies have increased by approximately $12.2 million at September 30, 2009, compared to September 30, 2008, due to the addition of inventory for the ATWOOD AURORA, which commenced operations in April 2009, and due to increased purchasing of high dollar value critical spare parts for our fleet.

Prepaid expenses and deferred costs have increased by approximately $9.1 million at September 30, 2009, compared to September 30, 2008, primarily due to the deferred mobilization costs related to the relocation of the ATWOOD BEACON to Equatorial Guinea.

Income tax payable has increased by approximately $13.0 million at September 30, 2009, compared to September 30, 2008, due to increased income tax accruals resulting from higher earnings and the timing of tax payments associated with these accruals in certain tax jurisdictions.

Short-term deferred credits have increased by approximately $35.5 million at September 30, 2009, compared to September 30, 2008, due to prepayments of revenue by a customer during the quarter ended September 30, 2009, which will be recognized as revenue when services are performed during the quarter ended December 31, 2009 related to these prepayments. No such prepayments were received during the quarter ended September 30, 2008.

Long-term deferred credits have decreased by approximately $5.0 million at September 30, 2009, compared to September 30, 2008, due to the amortization of deferred fees associated with the prior upgrade of the ATWOOD FALCON. Lump sum fees received for upgrade costs reimbursed by our customers are reported as deferred credits in the accompanying Consolidated Balance Sheets and are recognized as earned on a straight-line method over the term of the related drilling contracts.

Commitments and Contractual Obligations

The following table summarizes our obligations and commitments (in thousands) at September 30, 2009:

	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014 and thereafter
Credit Facility(1)	$ —	$ —	$ —	$200,000	$75,000
Purchase Commitments(2)	250,000	305,000	250,000	—	—
Operating Leases	1,271	1,098	1,022	1,019	1,019
	$251,271	$306,098	$251,022	$201,019	$76,019

(1) Amounts exclude interest on our $300 million and $280 million credit facilities as interest rates are variable.

(2) Rig construction commitments for the two new deepwater semisubmersibles.

CRITICAL ACCOUNTING POLICIES

In June 2009, the Financial Accounting Standards Board, or FASB, issued "FASB Accounting Standards Codification," or FASB ASC, as the source of authoritative GAAP recognized by the FASB for non-governmental entities. All existing accounting standards have been superseded and accounting literature not included in the FASB ASC is considered non-authoritative. Subsequent issuances of new standards will be in the form of Accounting Standards Updates, or ASU, that will be included in the FASB ASC. Generally, the FASB ASC is not expected to change GAAP. Pursuant to the adoption this guidance, we have adjusted references to authoritative accounting literature in our financial statements. Adoption had no effect on our financial position, operating results or cash flows.

Significant accounting policies are included in Note 2 to our Consolidated Financial Statements for the year ended September 30, 2009. These policies, along with the underlying assumptions and judgments made by management in their application, have a significant impact on our consolidated financial statements. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. Our most critical accounting policies are those related to revenue recognition, property and equipment, impairment of assets, income taxes, and employee stock-based compensation.

We account for contract drilling revenue in accordance with the terms of the underlying drilling contract. These contracts generally provide that revenue is earned and recognized on a daily rate (i.e. "dayrate") basis, and dayrates are typically earned for a particular level of service over the life of a contract. Dayrate contracts can be for a specified period of time or the time required to drill a specified well or number of wells. Revenues from dayrate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as the work progresses. In addition, lump-sum fees received at commencement of the drilling contract as compensation for the cost of relocating drilling rigs from one major operating area to another, equipment and upgrade costs reimbursed by the customer, as well as receipt of advance billings of dayrates are recognized as earned on a straight-line method over the term of the related drilling contract, as are the dayrates associated with such contracts. However, lump-sum fees received upon termination of a drilling contract are recognized as earned during the period termination occurs. In addition, we defer the mobilization costs relating to moving a drilling rig to a new area and customer requested equipment purchases that will revert to the customer at the end of the applicable drilling contract. We amortize such costs on a straight-line basis over the life of the applicable drilling contract.

We currently operate nine active offshore drilling units. These assets are premium equipment and should provide many years of quality service. At September 30, 2009, the carrying value of our property and equipment totaled $1,184.3 million, which represents 78% of our total assets. This carrying value reflects the application of our property and equipment accounting policies, which incorporate estimates, assumptions and judgments by management relative to the useful lives and salvage values of our units. Once rigs and related equipment are placed in service, they are depreciated on the straight-line method over their estimated useful lives, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life. The estimated useful lives of our drilling units and related equipment range from 3 years to 35 years and our salvage values are generally based on 5% of capitalized costs. Any future increases in our estimates of useful lives or salvage values will have the effect of decreasing future depreciation expense in future years and spreading the expense to later years. Any future decreases in our useful lives or salvage values will have the effect of accelerating future depreciation expense.

We evaluate the carrying value of our property and equipment when events or changes in circumstances indicate that the carrying value of such assets may be impaired. Asset impairment evaluations are, by nature, highly subjective. Operations of our drilling equipment are subject to the offshore drilling requirements of oil and gas exploration and production companies and agencies of foreign governments. These requirements are, in turn, subject to fluctuations in government policies, world demand and price for petroleum products, proved reserves in relation to such demand and the extent to which such demand can be met from onshore sources. The critical estimates which result from these dynamics include projected utilization, dayrates, and operating expenses, each of which impact our estimated future cash flows. Over the last ten years, our equipment utilization rate has averaged approximately 91%; however, if a drilling unit incurs significant idle time or receives dayrates below operating costs, its carrying value could become impaired. The estimates, assumptions and judgments used by management in the application of our property and equipment and asset impairment policies reflect both historical experience and expectations regarding future industry conditions and operations. The use of different estimates, assumptions and judgments, especially those involving the useful lives of our rigs and vessels and expectations regarding future industry conditions and operations, would likely result in materially different carrying values of assets and results of operations.

We conduct operations and earn income in numerous foreign countries and are subject to the laws of taxing jurisdictions within those countries, as well as United States federal and state tax laws. At September 30, 2009, we have a $6.0 million net deferred income tax liability. This balance reflects the application of our income tax accounting policies in accordance with ASC 740 "Income Taxes", formerly Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Such accounting policies incorporate estimates, assumptions and judgments by management relative to the interpretation of applicable tax laws, the application of accounting standards, and future levels of taxable income. The estimates, assumptions and judgments used by management in connection with accounting for income taxes reflect both historical experience and expectations regarding future industry conditions and operations. Changes in these estimates, assumptions and judgments could result in materially different provisions for deferred and current income taxes.

We began accounting for uncertain tax positions in accordance with ASC 740 at October 1, 2007. ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or to be taken on a tax return. The income tax laws and regulations are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our tax positions that can materially affect amounts recognized in our consolidated balance sheets and statements of income.

We account for share-based compensation in accordance with ASC 718 "Compensation — Stock Compensation", formerly SFAS No. 123(R), "Share-Based Payment. Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). In addition, share-based compensation cost recognized includes compensation cost for unvested share-based awards as of October 1, 2005.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued guidance which revises how an entity evaluates variable interest entities. The guidance is effective for annual and interim reporting periods beginning after November 15, 2009, with earlier application prohibited. We do not expect our adoption of this new accounting pronouncement will have a material impact on our financial condition or results of operations.

In May 2009, the FASB issued ASC 855, "Subsequent Events", formerly SFAS No. 165, "Subsequent Events". ASC 855 establishes general standards of accounting for, and disclosure of events that occur, after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective for interim or annual periods ending after June 15, 2009. We adopted ASC 855 during the quarter ended June 30, 2009, with no significant changes to subsequent events that we are required to recognize or disclose in our financial statements. We have performed an evaluation of subsequent events through November 25, 2009, which is the date the financial statements were issued.

In April 2009, the FASB issued ASC 820-10-65-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly", formerly Staff Position FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly". ASC 820-10-65-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. ASC 820-10-65-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. ASC 820-10-65-4 is effective for interim and annual periods ending after June 15, 2009, and shall be applied prospectively. We adopted

ASC 820-10-65-4 during the quarter ended June 30, 2009, with no material impact to our financial position, operating results or cash flows.

Also in April 2009, the FASB issued ASC 825-10-50-28, "Required Disclosures as of Each Date for Which an Interim or Annual Statement of Financial Position Is Presented", formerly Staff Position FAS 107-1 and APB 28-1 "Interim Disclosures about Fair Value of Financial Instruments". ASC 825-10-50-28 requires disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to annual financial statements. ASC 825-10-50-28 is effective for interim periods ending after June 15, 2009. We adopted ASC 825-10-50-28 during the quarter ended June 30, 2009, with no significant changes to the disclosures in our financial statements.

In December 2007, the FASB issued ASC 805, "Business Combinations", formerly SFAS No. 141(R), "Business Combinations (revised 2007)". ASC 805 retains the fundamental requirement that the acquisition method be used for all business combinations and expands the same method of accounting to all transactions and other events in which one entity obtains control over one of more other businesses or assets at the acquisition date and in subsequent periods. ASC 805 requires measurement at the acquisition date of the fair value of assets acquired, liabilities assumed and noncontrolling interest. Additionally, ASC 805 requires that acquisition-related costs, including restructuring costs, be recognized separately from the acquisition. ASC 805 applies prospectively to business combinations for fiscal years beginning after December 15, 2008. The future impact of ASC 805 on us will depend on the nature and extent of any future acquisitions.

Also in December 2007, the FASB issued ASC 810-10-65, "Transition Related to FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements* — an amendment of ARB No. 51", formerly SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51". ASC 810-10-65 establishes the accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810-10-65 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810-10-65 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and applies prospectively to business combinations for fiscal years beginning after December 15, 2008. We are currently analyzing the provisions of ASC 810-10-65 to determine how it will affect accounting policies and procedures, but we have not yet made a determination of the impact the adoption will have on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued ASC 825-10-25, "The Fair Value Option", formerly SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". ASC 825-10-25 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The objective of ASC 825-10-25 is to help mitigate this type of volatility in the earnings by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with complex hedge accounting provisions. ASC 825-10-25 is effective for fiscal years beginning after November 15, 2007. ASC 825-10-25 has not had a material impact on our consolidated financial position, results of operations and cash flows.

In September 2005, the FASB issued ASC 820, "Fair Value Measurements and Disclosure", formerly SFAS No. 157, "Fair Value Measurements". ASC 820 defines fair value, establishes methods used to measure fair value and expands disclosure requirements about fair value measurements. ASC 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods. In February 2008, the FASB issued ASC 820-10-65, "Transition and Open Effective Date Information", formerly FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157". ASC 820-10-65 delays the effective date of ASC 820 by one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued ASC 820-10-35-51A through 35-51B, formerly FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active". ASC 820-10-35-51A through 35-51B clarifies the application of ASC 820 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. ASC 820-10-35-51A through 35-51B was effective upon issuance. We adopted ASC 820, ASC 820-10-65 and ASC 820-10-35-51A through 35-51B, during fiscal year 2009 with no material impact to our financial position, operating results or cash flows.

DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

Interest Rate Risk

All of our $275 million of long-term debt outstanding at September 30, 2009, was floating rate debt. As a result, our annual interest costs in fiscal year 2010 will fluctuate based on interest rate changes. Because the interest rate on our long-term debt is a floating rate, the fair value of our long-term debt approximated carrying value as of September 30, 2009. The impact on annual cash flow of a 10% change in the floating rate (approximately 20 basis points) would be approximately $0.6 million, which we believe to be immaterial. We did not have any open derivative contracts relating to our floating rate debt at September 30, 2009.

Foreign Currency Risk

Certain of our subsidiaries have monetary assets and liabilities that are denominated in a currency other than their functional currencies. Based on September 30, 2009, amounts, a decrease in the value of 10% in the foreign currencies relative to the U.S. Dollar from the fiscal year-end exchange rates would result in a foreign currency transaction gain of approximately $2.9 million. We consider our current risk exposure to foreign currency exchange rate movements, based on net cash flows, to be immaterial. We did not have any open derivative contracts relating to foreign currencies at September 30, 2009.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Atwood Oceanics, Inc. (which together with its subsidiaries is identified as the "Company," "we" or "our," unless the context requires otherwise) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed by management, under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America, and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*.

Based on our evaluation under the criteria in *Internal Control-Integrated Framework*, management has concluded that the Company maintained effective internal control over financial reporting as of September 30, 2009. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of September 30, 2009, which appears on the following page.

ATWOOD OCEANICS, INC.

by



John R. Irwin
Director, President
and Chief Executive Officer



James M. Holland
Senior Vice President, Chief
Financial Officer and Secretary

November 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Atwood Oceanics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and its subsidiaries at September 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting, which appears on the preceding page. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Houston, Texas
November 25, 2009

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands)	September 30, 2009	September 30, 2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 100,259**	$ 121,092
Accounts receivable, net of an allowance of $65 and $114 at September 30, 2009 and 2008, respectively	**124,053**	132,367
Income tax receivable	**8,306**	3,292
Insurance receivable	**2,518**	—
Inventories of materials and supplies	**50,136**	37,906
Deferred tax assets	**35**	21
Prepaid expenses and deferred costs	**19,297**	10,225
Total Current Assets	**304,604**	304,903
NET PROPERTY AND EQUIPMENT	**1,184,300**	787,838
	1,184,300	787,838
LONG TERM ASSETS:		
Other receivables	**14,331**	—
Deferred costs and other assets	**6,167**	3,856
	20,498	3,856
	$1,509,402	$1,096,597
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	**$ 19,066**	$ 16,987
Accrued liabilities	**28,960**	23,551
Income tax payable	**29,067**	16,009
Deferred credits	**35,825**	304
Total Current Liabilities	**112,918**	56,851
LONG-TERM DEBT	**275,000**	170,000
	275,000	170,000
LONG TERM LIABILITIES:		
Deferred income taxes	**6,082**	10,595
Deferred credits	**2,921**	7,942
Other	**10,188**	7,519
	19,191	26,056
COMMITMENTS AND CONTENGENCIES (SEE NOTE 11)		
SHAREHOLDERS' EQUITY (NOTE 7):		
Preferred stock, no par value; 1,000 shares authorized, none outstanding	—	—
Common stock, $1 par value, 90,000 shares authorized with 64,236 and 64,031 issued and outstanding at September 30, 2009 and 2008, respectively	**64,236**	64,031
Paid-in capital	**122,457**	114,804
Retained earnings	**915,600**	664,855
Total Shareholders' Equity	**1,102,293**	843,690
	$1,509,402	$1,096,597

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	For Years Ended September 30, 2009	2008	2007
REVENUES:			
Contract drilling	$586,507	$526,604	$400,479
Business interruption proceeds		—	2,558
	586,507	526,604	403,037
COSTS AND EXPENSES:			
Contract drilling	221,709	216,395	186,949
Depreciation	35,119	34,783	33,366
General and administrative	31,639	30,975	23,929
Gain on sale of equipment	(402)	(155)	(414)
	288,065	281,998	243,830
OPERATING INCOME	298,442	244,606	159,207
OTHER INCOME (EXPENSE):			
Interest expense, net of capitalized interest	(2,293)	(1,410)	(1,689)
Interest income	282	1,579	2,441
	(2,011)	169	752
INCOME BEFORE INCOME TAXES	296,431	244,775	159,959
PROVISION FOR INCOME TAXES	35,686	29,337	20,935
NET INCOME	$260,745	$215,438	$139,024
EARNINGS PER COMMON SHARE (NOTE 2):			
Basic	[illegible]	$ 3.38	$ 2.22
Diluted	[illegible]	3.34	2.18
AVERAGE COMMON SHARES OUTSTANDING (NOTE 2):			
Basic	64,167	63,756	62,686
Diluted	64,493	64,556	63,628

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	For Years Ended September 30, 2009	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income	**$ 250,745**	$ 215,438	$139,024
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**35,119**	34,783	33,366
Amortization of debt issuance costs	**717**	657	804
Amortization of deferred items	**(15,902)**	(10,305)	(25,729)
Provision for doubtful accounts	**1,002**	764	127
Provision for inventory obsolescence	**680**	290	240
Deferred federal income tax benefit	**(4,527)**	(3,765)	(2,169)
Share-based compensation expense	**7,664**	7,901	5,005
Gain on sale of assets	**(402)**	(155)	(414)
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	**(4,819)**	(59,895)	3,498
Increase in income tax receivable	**(5,014)**	(1,422)	(1,805)
Increase in inventory	**(12,910)**	(11,475)	(4,837)
(Increase) decrease in prepaid expenses	**(1,892)**	15	(1,454)
Increase in deferred costs and other assets	**(9,825)**	(1,350)	(4,506)
Increase (decrease) in accounts payable	**(11)**	5,218	9
Increase (decrease) in accrued liabilities	**(43)**	6,965	6,113
Increase in income tax payable	**13,058**	7,349	6,011
Increase in deferred credits and other liabilities	**51,262**	887	34,941
	54,157	(23,538)	49,200
Net Cash Provided by Operating Activities	**304,902**	191,900	188,224
CASH FLOW FROM INVESTING ACTIVITIES:			
Capital expenditures	**(430,470)**	(328,246)	(88,770)
Collection of insurance receivable	**1,822**	—	550
Proceeds from sale of assets	**330**	378	669
Net Cash Used by Investing Activities	**(428,318)**	(327,868)	(87,551)
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from debt	**155,000**	170,000	—
Principal payments on debt	**(50,000)**	(18,000)	(46,000)
Debt issuance costs paid	**(2,611)**	(1,336)	—
Tax benefit from the exercise of stock options	**—**	—	3,432
Proceeds from exercise of stock options	**194**	6,035	9,980
Net Cash Provided (Used) by Financing Activities	**102,583**	156,699	(32,588)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ (20,833)**	$ 20,731	$ 68,085
CASH AND CASH EQUIVALENTS, at beginning of period	**$ 121,092**	$ 100,361	$ 32,276
CASH AND CASH EQUIVALENTS, at end of period	**$ 100,259**	$ 121,092	$100,361
Supplemental disclosure of cash flow information:			
Cash paid during the year for domestic and foreign income taxes	**$ 40,713**	$ 27,421	$ 13,095
Cash paid during the year for interest, net of amounts capitalized	**$ 2,144**	$ 1,342	$ 1,822
Non-cash activities:			
Increase in insurance receivable related to capital expenditures and inventory	**$ 2,518**	$ 0	$ 0
Increase in accrued liabilities related to capital expenditures	**$ 7,579**	$ 746	$ 745

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Total Stockholders' Equity
September 30, 2006	62,092	$62,092	$ 84,870	$311,932	$ 458,894
Net income	—	—	—	139,024	139,024
Restricted stock awards	14	14	(14)	—	—
Exercise of employee stock options	1,244	1,244	8,736	—	9,980
Stock option and restricted stock award compensation expense			5,005		5,005
Tax benefit from exercise of employee stock options	—	—	2,952	—	2,952
September 30, 2007	63,350	63,350	101,549	450,956	615,855
FIN 48 adoption	—	—	—	(1,539)	(1,539)
Net income	—	—	—	215,438	215,438
Exercise of employee stock options	681	681	5,354	—	6,035
Stock option and restricted stock award compensation expense	—	—	7,901	—	7,901
September 30, 2008	64,031	64,031	114,804	664,855	843,690
Net income	—	—	—	250,745	250,745
Exercise of employee stock options	205	205	(11)	—	194
Stock option and restricted stock award compensation expense	—	—	7,664	—	7,664
September 30, 2009	$64,236	$64,236	$122,457	$915,600	$1,102,293

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — NATURE OF OPERATIONS

Atwood Oceanics, Inc., together with its subsidiaries (collectively referred to herein as "we," "our" or the "Company"), is engaged in offshore drilling and completion of exploratory and developmental oil and gas wells and related support, management and consulting services principally in international locations. Presently, we own and operate a premium, modern fleet of nine mobile offshore drilling units. We are also constructing two deepwater units scheduled for delivery in 2011 and 2012, respectively. Our current worldwide operations are located in five regions of the world — offshore Southeast Asia, offshore Africa, offshore Australia, the Mediterranean Sea and the U.S. Gulf of Mexico.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") established the "FASB Accounting Standards Codification" ("FASB ASC") as the source of authoritative GAAP recognized by the FASB for non-governmental entities. All existing accounting standards have been superseded and accounting literature not included in the FASB ASC is considered non-authoritative. Subsequent issuances of new standards will be in the form of Accounting Standards Updates ("ASU") that will be included in the FASB ASC. Generally, the FASB ASC is not expected to change GAAP.

Consolidation

The consolidated financial statements include the accounts of Atwood Oceanics, Inc. and all of its domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash in banks and highly liquid debt instruments, which mature within three months of the date of purchase.

Foreign exchange

The U.S. Dollar is the functional currency for all areas of our operations. Accordingly, monetary assets and liabilities denominated in foreign currency are converted to U.S. Dollars at the rate of exchange in effect at the end of the fiscal year, items of income and expense are re-measured at average monthly rates, and property and equipment and other nonmonetary amounts are re-measured at historical rates. Gains and losses on foreign currency transactions and re-measurements are included in contract drilling costs in our consolidated statements of operations. We recorded foreign exchange losses of $0.5 million and $0.1 million, during fiscal years 2009 and 2008, respectively. We did not record a foreign exchange gain or loss during fiscal year 2007.

Accounts receivable

We record trade accounts receivable at the amount we invoice our customers. Our portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Included within our accounts receivable at September 30, 2009, and 2008 are unbilled receivable balances totaling $4.6 million and $13.3 million, respectively, that represent amounts for which contract drilling services have been performed, revenue has been earned based on contractual dayrate provisions and for which collection is deemed probable. Such unbilled amounts were billed subsequent to their respective fiscal year end. Historically, our uncollectible accounts receivable have been immaterial, and typically, we do not require collateral for our receivables. We provide an allowance for uncollectible accounts, as necessary, on a specific identification basis. We had an allowance for doubtful accounts of $0.1 million, as of both September 30, 2009, and 2008.

Inventories of material and supplies

Inventories consist of spare parts, material and supplies held for consumption and are stated principally at the lower of average cost or market, net of reserves for excess and obsolete inventory of $1.6 million and $1.3 million at September 30, 2009, and 2008, respectively.

Income taxes

We account for income taxes in accordance with ASC 740. Under ASC 740, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end given the provisions of enacted tax laws in each respective jurisdiction. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

Property and equipment

Property and equipment are recorded at cost. Interest costs related to property under construction are capitalized as a component of construction costs. Interest capitalized during fiscal years 2009, 2008 and 2007 was $8.8 million, $2.6 million and $2.6 million, respectively.

Once rigs and related equipment are placed in service, they are depreciated on the straight-line method over their estimated useful lives, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life. Our estimated useful lives of our various classifications of assets are as follows:

	Years
Drilling vessels and related equipment	5-35
Drill pipe	3
Furniture and other	3-10

Effective March 1, 2008, we extended the remaining depreciable life of the RICHMOND from one year to ten years, based upon completion of a life enhancing upgrade, coupled with our intent to continue marketing and operating the rig beyond one year as the rig is technically capable of working over this revised period.

Effective October 1, 2008, we extended the remaining depreciable life of the SEAHAWK from one year to five years based upon the length of its current contract commitment coupled with our intent to continue marketing and operating the rig beyond one year as the rig is technically capable of working over this revised period.

Maintenance, repairs and minor replacements are charged against income as incurred; major replacements and upgrades are capitalized and depreciated over the remaining useful life of the asset as determined upon completion of the work. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in the Consolidated Statements of Operations for the applicable period.

Impairment of property and equipment

We periodically evaluate our property and equipment to determine that their net carrying value is not in excess of their net realizable value. These evaluations are performed when we have sustained significant declines in utilization and dayrates and recovery is not contemplated in the near future. We consider a number of factors such as estimated future cash flows, appraisals and current market value analysis in determining an asset's fair value. Assets are written down to their fair value if the carrying amount of the asset is not recoverable and exceeds its fair value. There were no impairments during fiscal years ended September 30, 2009, 2008 or 2007.

Deferred drydocking costs

We defer the costs of scheduled drydocking and charge such costs to contract drilling expense over the period to the next scheduled drydocking (normally 30 months). At September 30, 2009, and 2008, deferred drydocking costs totaling $1.8 million and $1.8 million, respectively, were included in Deferred Costs and Other Assets in the accompanying Consolidated Balance Sheets.

Revenue recognition

We account for drilling and management contract revenue in accordance with the term of the underlying drilling or management contract. These contracts generally provide that revenue is earned and recognized on a daily basis. We provide crewed rigs to customers on a daily rate (i.e. "dayrate") basis. Dayrate contracts can be for a specified period of time or the time required to drill a specified well or number of wells. Revenues from dayrate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as the work progresses. In addition, business interruption proceeds are also recognized on a per day basis. See Note 4 for discussion of the ATWOOD BEACON incident.

Deferred fees and costs

Lump-sum fees received at commencement of the drilling contract as compensation for the cost of relocating drilling rigs from one major operating area to another, equipment and upgrade costs reimbursed by the customer, as well as receipt of advance billings of dayrates are recognized as earned on a straight-line method over the term of the related drilling contract, as are the dayrates associated with such contracts. However, lump-sum fees received upon termination of a drilling contract are recognized as earned during the period termination occurs. In addition, we defer the mobilization costs relating to moving a drilling rig to a new area and customer requested equipment purchases that will revert to the customer at the end of the applicable drilling contract. We amortize such costs on a straight-line basis over the life of the applicable drilling contract. Contract revenues and drilling costs are reported in the Consolidated Statements of Operations at their gross amounts.

At September 30, 2009, and 2008, deferred fees associated with mobilization, related equipment purchases and upgrades, and receipt of advance billings of dayrates totaled $39.1 million and $8.2 million, respectively. At September 30, 2009, and 2008, deferred costs associated with mobilization and related equipment purchases and upgrades totaled $5.6 million and $0.3 million, respectively. Deferred fees and deferred costs are classified as current or long-term deferred credits and deferred costs, respectively, in the accompanying Consolidated Balance Sheets based on the expected term of the applicable drilling contracts.

Share-based compensation

We account for share-based compensation in accordance with ASC 718. Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). See Note 3 for additional information regarding share-based compensation.

Earnings per common share

Basic and diluted earnings per share have been computed in accordance with ASC 260 "Earnings per Share", formerly SFAS No. 128, "Earnings per Share" (EPS). Basic EPS excludes dilution and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the issuance of additional shares in connection with the assumed conversion of stock options. In accordance with ASC 718, we have also included the impact of pro forma deferred tax assets in calculating the potential windfall and shortfall tax benefits to determine the amount of diluted shares using the treasury stock method.

The computation of basic and diluted earnings per share under ASC 260 for each of the past three fiscal years is as follows (in thousands, except per share amounts):

	Net Income	Shares	Per Share Amount
Fiscal 2009:			
Basic earnings per share	$250,745	64,167	$ 3.91
Effect of dilutive securities — Stock options	—	326	(0.02)
Diluted earnings per share	$250,745	64,493	$ 3.89
Fiscal 2008:			
Basic earnings per share	$215,438	63,756	$ 3.38
Effect of dilutive securities — Stock options	—	800	(0.04)
Diluted earnings per share	$215,438	64,556	$ 3.34
Fiscal 2007:			
Basic earnings per share	$139,024	62,686	$ 2.22
Effect of dilutive securities — Stock options	—	942	(0.04)
Diluted earnings per share	$139,024	63,628	$ 2.18

The calculation of diluted earnings per share for the years ended September 30, 2009 and 2008 exclude consideration of shares of common shares which may be issued in connection with outstanding stock options of 316,000 and 184,000, respectively, because such options were anti-dilutive. These options could potentially dilute basic EPS in the future.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform to the current year presentation. These reclassifications did not affect the Consolidated Financial Statements reported in the prior fiscal years.

NOTE 3 — SHARE-BASED COMPENSATION

We account for share-based compensation in accordance with ASC 718. Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant).

On December 7, 2006, our Board of Directors adopted, and our shareholders subsequently approved on February 8, 2007, the Atwood Oceanics, Inc. 2007 Long-Term Incentive Plan, which, as amended, is referred to herein as the "2007 Plan." The effective date of the 2007 Plan was December 7, 2006, and awards may be made under the 2007 Plan through December 7, 2016. Under our 2007 Plan, up to 4,000,000 shares of common stock may be issued to eligible participants in the form of restricted stock awards or upon exercise of stock options granted pursuant to the 2007 Plan. We also have two other stock incentive plans approved by our shareholders, the Atwood Oceanics, Inc. Amended and Restated 2001 Stock Incentive Plan (the "2001 Plan") and the Atwood Oceanics, Inc. 1996 Incentive Equity Plan (as amended, the "1996 Plan"), under which there are outstanding stock options and restricted stock awards. However, no additional options or restricted stock will be awarded under the 2001 or 1996 plans.

A summary of share and stock option data for our three stock incentive plans as of September 30, 2009 is as follows:

	2007 Plan	2001 Plan	1996 Plan
Shares available for future awards or grants	2,781,749	—	—
Outstanding stock option grants	461,948	926,528	110,922
Outstanding unvested restricted stock awards	439,880	118,300	—

Awards of restricted stock and stock options have both been granted under our stock incentive plans as of September 30, 2009. We deliver newly issued shares of common stock for restricted stock awards upon vesting and upon exercise of stock options. All stock incentive plans currently in effect have been approved by the shareholders of our outstanding common stock.

We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the required service period for each award. Unrecognized compensation cost, net of estimated forfeitures, related to stock options and restricted stock awards and the relating remaining weighted average service period is as follows (in thousands, except average service periods):

	September 30,	
	2009	**2008**
Unrecognized Compensation Cost		
Stock options	**$ 3,738**	$ 4,414
Restricted stock awards	**7,329**	10,072
Total	**$11,067**	$14,486
Remaining weighted average service period (Years)	**2.1**	2.6

Stock Options

Under our stock incentive plans, the exercise price of each stock option must be equal to or greater than the fair market value of one share of our common stock on the date of grant, with all outstanding options having a maximum term of 10 years. Options vest ratably over a period from the end of the first to the fourth year from the date of grant under the 2007 and 2001 Plans and from the end of the second to the fifth year from the date of grant under the 1996 Plan. Each option is for the purchase of one share of our common stock.

The total fair value of stock options vested during years ended September 30, 2009, 2008 and 2007 was $2.7 million, $2.4 million and $2.1 million, respectively. The per share weighted average fair value of stock options granted during years ended September 30, 2009, 2008 and 2007 was $5.75, $20.34 and $11.82, respectively. We estimated the fair value of each stock option on the date of grant using the Black-Scholes pricing model and the following assumptions:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Risk-Free Interest Rate	**1.5%**	3.7%	4.5%
Expected Volatility	**42%**	46%	46%
Expected Life (Years)	**5.2**	5.3	5.3
Dividend Yield	**None**	None	None

The average risk-free interest rate is based on the five-year United States treasury security rate in effect as of the grant date. We determined expected volatility using a six year historical volatility figure and determined the expected term of the stock options using 10 years of historical data. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date.

A summary of stock option activity for year ended September 30, 2009, is as follows:

	Number of Options (000s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (000s)
Outstanding at October 1, 2008	1,253	$18.82		
Granted	286	14.65		
Exercised	(20)	10.74		$ 355
Forfeited	(20)	26.46		
Outstanding at September 30, 2009	1,499	$18.03	6.2	$25,846
Exercisable at September 30, 2009	960	$14.80	5.0	$19,651

Restricted Stock

We have also awarded restricted stock to certain employees and to our non-employee directors. The awards of restricted stock to employees are subject to a vesting period ranging from three to four years. Awards of restricted stock to non-employee directors prior to Amendment No. 1 to the 2007 Plan, which was approved by our shareholders on February 14, 2008, vested immediately, while awards granted subsequent to the adoption of Amendment No. 1 to the 2007 Plan are subject to a vesting period ranging from one to three years. All restricted stock awards granted to date are restricted from transfer for at least three or four years from the date of grant, whether vested or unvested. We value restricted stock awards at fair market value of our common stock on the date of grant.

A summary of restricted stock activity for the year ended September 30, 2009 is as follows:

	Number of Shares (000s)	Weighted Average Fair Value
Unvested at October 1, 2008	581	$32.50
Granted	173	14.65
Vested	(185)	20.06
Forfeited	(11)	32.58
Unvested at September 30, 2009	558	$31.09

NOTE 4 — PROPERTY AND EQUIPMENT

A summary of property and equipment by classification is as follows (in thousands):

	September 30, 2009	September 30, 2008
Drilling vessels and related equipment		
Cost	**$1,536,904**	$1,106,709
Accumulated depreciation	**(356,907)**	(324,376)
Net book value	**1,179,997**	782,333
Drill pipe		
Cost	**15,417**	15,568
Accumulated depreciation	**(13,022)**	(12,139)
Net book value	**2,395**	3,429
Furniture and other		
Cost	**9,750**	9,423
Accumulated depreciation	**(7,842)**	(7,347)
Net book value	**1,908**	2,076
NET PROPERTY AND EQUIPMENT	**$1,184,300**	$ 787,838

Warehouse Fire

On October 25, 2008, a fire occurred in a third party warehouse facility in Houston, Texas that we use to store fleetwide spare capital equipment. In addition, this third party provides international freight forwarding services, and thus, the location was also used as a staging area for equipment shipments to our international fleet. Although the fire was contained primarily to one area of the facility, we did incur significant damage to our fleet spares and other equipment in-transit. We have insurance to cover the cost of replacing and repairing damaged equipment in excess of a $1,000 deductible.

We continue work with our insurance company to evaluate the fire damage to determine if equipment can be repaired or must be replaced to ultimately determine a final claim amount. The process is anticipated to last into calendar year 2010. However, based on the work to date, estimated property losses plus actual costs incurred to inspect and evaluate damaged equipment are approximately $5.1 million. Thus, as of September 30, 2009, an insurance receivable has been recorded for our estimated insurance recoveries in an amount equal to the estimated losses and actual costs, less $2.6 million of insurance proceeds already collected.

New Semisubmersible Construction Projects

As of September 30, 2009, we had approximately $325 million and $280 million of construction in progress related to the construction of the ATWOOD OSPREY, our new conventionally moored semisubmersible, and our new to-be-named dynamically positioned semisubmersible, respectively.

ATWOOD BEACON

The ATWOOD BEACON incurred damage to all three legs and its derrick while positioning for a well offshore Indonesia in July 2004. The rig and its damaged legs were transported to the builder's shipyard in Singapore for inspections and repairs. The rig subsequently went back to work and continued to work through the beginning of fiscal year 2007, when we completed the remaining work to repair the rig, and recognized loss of hire revenue of $2.6 million, which is reflected as business interruption proceeds on the Consolidated Statement of Operations. As of September 30, 2007, all reimbursable costs incurred to date and business interruption proceeds earned related to this incident had been reimbursed by the insurance carrier.

NOTE 5 — LONG-TERM DEBT

A summary of long-term debt is as follows (in thousands):

	September 30,	
	2009	2008
2007 credit facility, bearing interest (market adjustable) at approximately 1.9% and 3.5% per annum at September 30, 2009 and September 30, 2008, respectively	**$200,000**	$170,000
2008 credit facility, bearing interest (market adjustable) at approximately 2.2% per annum at September 30, 2009	**75,000**	—
	$275,000	$170,000

During October 2007, we entered into a credit agreement with several banks, with Nordea Bank Finland plc, New York Branch, as Administrative Agent for the lenders, as well as Lead Arranger and Book Runner (the "2007 Credit Agreement"). The 2007 Credit Agreement provides for a secured 5-year $300 million revolving loan facility with maturity in October 2012, subject to acceleration upon certain specified events of default, including but not limited to: delinquent payments, bankruptcy filings, breaches of representation or covenants, material adverse judgments, guarantees or security documents not in full effect, non-compliance with the Employee Retirement Income Security Act of 1974, defaults under other agreements including existing credit agreements, and a change in control. In addition, the 2007 Credit Agreement contains a number of limitations on our ability to: incur liens; merge, consolidate or sell assets; pay dividends; incur additional indebtedness; make advances, investments or loans; and transact with affiliates.

Loans under this facility will bear interest at varying rates ranging from 0.70% to 1.25% over the Eurodollar Rate, depending upon the ratio of outstanding debt to earnings before interest, taxes and depreciation. The credit agreement supports the issuance, when required, of standby letters of credit. The collateral for the 2007 Credit

Agreement consists primarily of preferred mortgages on three of our active drilling units (the ATWOOD EAGLE, the ATWOOD HUNTER and the ATWOOD BEACON). Under the 2007 Credit Agreement, we are required to pay a fee ranging from 0.225% - 0.375% per annum on the unused portion of the credit facility and certain other administrative costs. As of September 30, 2009, we have $100 million of funds available to borrow under this credit facility, with standby letters of credit in the aggregate amount of approximately $5.0 million outstanding.

During November 2008, we entered into a new credit agreement with several banks with Nordea Bank Finland plc, New York Branch as Administrative Agent for the lenders, as well as Lead Arranger and Book Runner ("the 2008 Credit Agreement"). The 2008 Credit Agreement provides for a secured 5-year $280 million reducing revolving loan facility with maturity in November 2013, subject to acceleration upon certain specified events of default, including but not limited to: delinquent payments, bankruptcy filings, breaches of representation or covenants, material adverse judgments, guarantees or security documents not in full effect, non-compliance with the Employee Retirement Income Security Act of 1974, defaults under other agreements including existing credit agreements, such as our 2007 Credit Agreement, and a change in control. In addition, the 2008 Credit Agreement contains a number of limitations on our ability to: incur liens; merge, consolidate or sell assets; pay dividends; incur additional indebtedness; make advances, investments or loans; and transact with affiliates.

The 2008 Credit Agreement requires a mandatory quarterly commitment reduction of $7 million beginning at the earlier of three months after delivery of either semisubmersible drilling unit currently under construction or December 31, 2011. The commitment under this facility may be increased up to $20 million for a total commitment of $300 million. Loans under the 2008 Credit Agreement will bear interest at 1.50% over the Eurodollar Rate. The collateral for the 2008 Credit Agreement consists primarily of preferred mortgages on three of our drilling units (the ATWOOD FALCON, the ATWOOD SOUTHERN CROSS, and the ATWOOD AURORA). Under the 2008 Credit Agreement, we are required to pay a fee of 0.75% per annum on the unused portion of the credit facility and certain other administrative costs. As of September 30, 2009, we have $205 million of funds available to borrow under this credit facility, with standby letters of credit in the aggregate amount of approximately $0.7 million outstanding.

The 2008 Credit Agreement and the 2007 Credit Agreement contain various financial covenants that, among other things, require the maintenance of a leverage ratio, not to exceed 5.0 to 1.0, an interest expense coverage ratio not to be less than 2.5 to 1.0 and a required level of collateral maintenance whereby the aggregate appraised collateral value shall not be less than 150% of the total credit facility commitment. As of September 30, 2009, our leverage ratio was 0.5, our interest expense coverage ratio was 41.0 and our collateral maintenance percentage was in excess of 150%. We were in compliance with all financial covenants under the 2008 Credit Agreement and the 2007 Credit Agreement at September 30, 2009 and at all times during the year ended September 30, 2009. As of November 24, 2009, no additional funds have been borrowed under either the 2007 Credit Agreement or the 2008 Credit Agreement subsequent to September 30, 2009.

NOTE 6 — INCOME TAXES

Domestic and foreign income before income taxes for the three-year period ended September 30, 2009, is as follows (in thousands):

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Domestic income (loss)	**$ (9,492)**	$ (6,480)	$ 8,788
Foreign income	**305,923**	251,255	151,171
	$296,431	$244,775	$159,959

The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Current — domestic	**$ 160**	$ 209	$ 3,432
Deferred — domestic	**(4,335)**	(3,555)	(1,921)
Current — foreign	**50,052**	32,893	19,672
Deferred — foreign	**(191)**	(210)	(248)
	$45,686	$29,337	$20,935

The components of the deferred income tax assets (liabilities) as of September 30, 2009 and 2008 are as follows (in thousands):

	September 30, 2009	2008
Deferred tax assets —		
Net operating loss carryforwards	**$ 3,197**	$ 618
Tax credit carryforwards	**730**	730
Stock option compensation expense	**4,498**	3,575
Book accruals	**2,341**	1,412
	10,766	6,335
Deferred tax liabilities —		
Difference in book and tax basis of equipment	**(16,083)**	(16,179)
	(16,083)	(16,179)
Net deferred tax liabilities before valuation allowance	**(5,317)**	(9,844)
Valuation allowance	**(730)**	(730)
	$ (6,047)	$(10,574)
Net current deferred tax assets	**$ 35**	$ 21
Net noncurrent deferred tax liabilities	**(6,082)**	(10,595)
	$ (6,047)	$(10,574)

The $3.2 million of net operating loss carryforward ("NOL's") as of September 30, 2009, relates to United States NOL's which begin to expire in 2028. Management does not expect that the tax credit carryforward of $0.7 million will be utilized to offset future tax obligations before the credits begin to expire in 2012. Thus, a corresponding $0.7 million valuation allowance is recorded as of September 30, 2009. There has been no change in the valuation allowance during the current fiscal year.

Under ASC 718, $16.5 million of United States NOL's relates to windfall tax benefits, which will not be realized or recorded until the deduction reduces our United States income taxes payable. At such time, the amount will be recorded as an increase to paid-in-capital. We apply the "with-and-without" approach when utilizing certain tax attributes whereby windfall tax benefits are used last to offset taxable income.

We do not record federal income taxes on the undistributed earnings of our foreign subsidiaries that we consider to be permanently reinvested in foreign operations. The cumulative amount of such undistributed earnings was approximately $537 million at September 30, 2009. It is not practicable to estimate the amount of any deferred tax liability associated with the undistributed earnings. If these earnings were to be remitted to us, any United States income taxes payable would be substantially reduced by foreign tax credits generated by the repatriation of the earnings. Such foreign tax credits totaled approximately $137 million at September 30, 2009.

The differences between the United States statutory and our effective income tax rate are as follows:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Statutory income tax rate	**35%**	35%	35%
Resolution of prior period tax items	**(1)**	—	(1)
Decrease in tax rate resulting from - Foreign tax rate differentials, net of foreign tax credit utilization	**(19)**	(23)	(21)
Effective income tax rate	**15%**	12%	13%

We adopted the provision of ASC 740-10-05-5 on October 1, 2007. As a result of the implementation of ASC 740-10-05-5, we recognized an approximate $1.5 million increase in the long-term liability for uncertain tax positions which was accounted for as a reduction to the October 1, 2007, balance of retained earnings. After the adoption of ASC 740-10-05-5, we had $3.7 million of reserves for uncertain tax positions, including estimated accrued interest and penalties of $1.7 million as of October 1, 2007, which are included as Other Long Term Liabilities in the Consolidated Balance Sheet.

We record estimated accrued interest and penalties related to uncertain tax positions in income tax expense. At September 30, 2009, we had $4.9 million of reserves for uncertain tax positions, including estimated accrued interest and penalties of $0.9 million which are included in Other Long Term Liabilities in the Consolidated Balance Sheet. All $4.9 million of the net uncertain tax liabilities would affect the effective tax rate if recognized. A summary of activity related to the net uncertain tax positions including penalties and interest for fiscal year 2009 is as follows (in thousands):

	Liability for Uncertain Tax Positions
Balance at October 1, 2008	$3,492
Increases based on tax positions related to prior fiscal years	1,811
Decreases based on tax positions related to prior fiscal years	(95)
Increases based on tax positions related to current fiscal year	671
Decreases based on lapses of applicable statues of limitation	(932)
Balance at September 30, 2009	$4,947

Our United States tax returns for fiscal year 2006 and subsequent years remain subject to examination by tax authorities. As we conduct business globally, we have various tax years remaining open to examination in our international tax jurisdictions. We do not anticipate that any tax contingencies resolved during the next 12 months will have a material impact on our consolidated financial position, results of operations or cash flows.

As a result of working in foreign jurisdictions, we earned a high level of operating income in certain nontaxable and deemed profit tax jurisdictions, which significantly reduced our effective tax rate for fiscal years 2009, 2008 and 2007 when compared to the United States statutory rate. There were no significant transactions that materially impacted our effective tax for fiscal years 2009, 2008 or 2007.

During July 2007, we were notified by the Malaysian tax authorities regarding a potential proposed adjustment relating to fiscal years 2000 to 2003. Although we believe we are in compliance with applicable rules and regulations, we have evaluated the merit of the assertions by the Malaysian tax authorities and are currently vigorously contesting these assertions. While we cannot predict or provide assurance as to the final outcome of these allegations, we do not expect them to have a material adverse effect on our consolidated financial position, results of operations or cash flows. As of September 30, 2009, there has not been any change in the status of this claim.

NOTE 7 — CAPITAL STOCK

Preferred Stock

In 1975, 1,000,000 shares of preferred stock with no par value were authorized. In October 2002, we designated Series A Junior Participating Preferred Stock. No preferred shares have been issued.

Common Stock

On June 11, 2008, our board of directors declared a two-for-one stock split of our common stock effected in the form of a 100% common stock dividend. All shareholders of record at the close of business on June 27, 2008 (the "Record Date"), were entitled to receive on the distribution date, July 11, 2008 (the "Distribution Date"), one additional share of common stock for each share held on the Record Date. The additional shares of common stock were distributed in the form of a 100% common stock dividend on the Distribution Date. All share and per share amounts in the accompanying consolidated financial statements and related notes have been adjusted to reflect the stock split for all periods presented.

Rights Agreement

In September 2002, we authorized and declared a dividend of one Right (as defined in Rights Agreement effective October 18, 2002, which governs the Rights) for each outstanding share of common stock as of November 5, 2002, subject to lender approval and consent, which was obtained. One Right will also be associated with each share of common stock that becomes outstanding after November 5, 2002, but before the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (each as defined in Rights Agreement). The Rights are not exercisable until a person or group of affiliated or associated persons begin to acquire or acquires beneficial ownership of 15 percent or more of our outstanding common stock. This provision does not apply to shareholders already holding 15 percent or more of our outstanding common stock as of November 5, 2002, until they acquire an additional 5 percent.

In connection with our 2008 stock split, and in accordance with the Rights Agreement, we decreased from one two-thousandth to one four-thousandth of a share the number of shares of our Series A Junior Participating Preferred Stock, no par value, purchasable at a price of $150 upon the exercise of each Right, when exercisable. The redemption price of the Rights was also decreased from $0.005 to $0.0025 in connection with the stock split. The Rights are subject to further adjustment for certain future events including any future stock splits. The Rights will expire on November 5, 2012. At September 30, 2009, 500,000 preferred shares have been reserved for issuance in the event that Rights are exercised.

NOTE 8 — RETIREMENT PLANS

We have two contributory retirement plans (the "Plans") under which qualified participants may make contributions, which together with our contributions, can be up to 100% of their compensation, as defined, to a maximum of $49,000. After one month of service, an employee can elect to become a participant in a Plan. Participants must contribute from 1 to 5 percent of their earnings as a required contribution ("the basic contribution"). We make contributions to the Plans equal to twice the basic contributions. Our contributions vest 100% to each participant after three years of service with us including any period of ineligibility mandated by the Plans. If a participant terminates employment before becoming fully vested, the unvested portion is credited to our account and can be used only to offset our future contribution requirements. During fiscal years 2009, 2008 and 2007, no forfeitures were utilized to reduce our cash contribution requirements. In fiscal years 2009, 2008 and 2007, our actual cash contributions totaled approximately $4.9 million, $4.3 million and $3.5 million, respectively. As of September 30, 2009, there were approximately $0.3 million of contribution forfeitures, which can be utilized to reduce our future cash contribution requirements.

NOTE 9 — FAIR VALUE OF FINANCIAL INSTRUMENTS

On October 1, 2008, we adopted, without any impact to our financial position, operating results or cash flows, the provisions of ASC 820, for our financial assets and liabilities with respect to which we have recognized or disclosed at fair value on a recurring basis. At September 30, 2009, the carrying amounts of our cash and cash equivalents, receivables and payables approximated their fair values due to the short maturity of such financial instruments. The carrying amount of our floating-rate debt approximated its fair value at September 30, 2009, as such instruments bear short-term, market-based interest rates.

NOTE 10 — CONCENTRATION OF MARKET AND CREDIT RISK

All of our customers are in the oil and gas offshore exploration and production industry. This industry concentration has the potential to impact our overall exposure to market and credit risks, either positively or negatively, in that our customers could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration is offset by the creditworthiness of our customer base.

Despite the recent decline in the price of oil and natural gas and the global financial crisis, we believe long-term outlook for the worldwide offshore drilling industry remains positive, especially for deepwater drilling. Although we do not anticipate any issues in the near-term resulting from the current crisis, further financial market deterioration may have a negative impact on our business and financial condition. The crisis has created significant reductions in available capital and liquidity from banks and other providers of credit, which may adversely affect our customers' and lenders' ability to fulfill their obligations to us. In addition, continued deterioration in the global economy could result in reduced demand for crude oil and natural gas, exploration and production activity and demand for offshore drilling services which could lead to declining dayrates and a decrease of new contract activity.

Revenues from significant customers from the prior three fiscal years are as follows (in thousands):

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Noble Energy Mediterranean, Ltd.	**$149,603**	$ —	$ —
Woodside Energy Ltd.	**114,637**	37,542	68,032
Sarawak Shell Bhd.	**81,538**	78,988	50,502
Chevron Overseas Petroleum	**39,720**	56,712	38,272
ENI Spa AGIP Exploration & Production Division	—	83,308	445
Petronas Carigali Sdn Bhd	—	60,182	1,713
BHP Billiton Petoleum PTY	—	34,431	53,410

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Operating Leases

Future minimum lease payments for operating leases for fiscal years ending September 30 are as follows (in thousands):

2010	1,271
2011	1,098
2012	1,022
2013	1,019
2014	1,019

Total rent expense under operating leases was approximately $4.1 million, $4.8 million and $3.6 million for fiscal years ended September 30, 2009, 2008, and 2007, respectively.

Litigation

We are party to a number of lawsuits which are ordinary, routine litigation incidental to our business, the outcome of which, individually, or in the aggregate, is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

Other Matters

The ATWOOD BEACON operated in India from early December 2006 to the end of July 2009. A service tax was enacted in 2004 on revenues derived from seismic and exploration activities. This service tax law was subsequently amended in June 2007 and again in May 2008 to state that revenues derived from mining services and drilling services were specifically subject to this service tax. The ATWOOD BEACON contract terms with our customer in India provided that any liability incurred by us related to any taxes pursuant to laws not in effect at the time the contract was executed in 2005 was to be reimbursed by our customer. In our opinion, which is supported by our legal and tax advisors, any such service taxes assessed by the Indian tax authorities under either provision of the 2007 or 2008 amendments would be the obligation of our customer. Our customer is disputing this obligation on the basis, in their opinion, that revenues derived from drilling services were taxable under the initial 2004 law, which, based on our contract terms, would provide that the service tax is our obligation.

After reviewing the status of the drilling service we provided to our customer, the Indian tax authorities assessed service tax obligations on revenues derived from the ATWOOD BEACON commencing on June 1, 2007. The relevant Indian tax authority issued an extensive written ruling on this matter setting forth the proper application of the June 1, 2007 service tax regulation, confirming, in our opinion, our position on this matter that the drilling services were not covered by the original 2004 service tax law. Therefore, as the Indian tax authority's service tax assessments were made under the provision of the 2007 amendment to the service tax law and not pursuant to a law in effect at the time we executed the ATWOOD BEACON contract, we believe our customer is obligated under the terms of our contract to reimburse us for all service tax payments.

As of September 30, 2009, we have paid to the Indian government $9.3 million in service taxes and have accrued $2.5 million of additional service tax obligations in accrued liabilities. We have recorded a corresponding $14.3 million long-term other receivable due from our customer for such service taxes which also includes an approximate $2.5 million anticipated withholding of accounts receivable by our customer due to their opinion that they will be assessed additional service taxes based on the 2004 law. We plan to pursue all options available to us to collect this other receivable from our customer for such service taxes, including amounts of accounts receivable withheld.

NOTE 12 — RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued guidance which revises how an entity evaluates variable interest entities. This guidance is effective for annual and interim reporting periods beginning after November 15, 2009, with earlier application prohibited. We do not expect our adoption of this new accounting pronouncement will have a material impact on our financial condition or results of operations.

In May 2009, the FASB issued ASC 855, "Subsequent Events", formerly SFAS No. 165, "Subsequent Events". ASC 855 establishes general standards of accounting for, and disclosure of events that occur, after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective for interim or annual periods ending after June 15, 2009. We adopted ASC 855 during the quarter ended June 30, 2009, with no significant changes to subsequent events that we are required to recognize or disclose in our financial statements. We have performed an evaluation of subsequent events through November 25, 2009, which is the date the financial statements were issued.

In April 2009, the FASB issued ASC 820-10-65-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly", formerly Staff Position FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly". ASC 820-10-65-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. ASC 820-10-65-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. ASC 820-10-65-4 is effective for interim and annual periods ending after June 15, 2009, and shall be applied prospectively. We adopted ASC 820-10-65-4 during the quarter ended June 30, 2009, with no material impact to our financial position, operating results or cash flows.

Also in April 2009, the FASB issued ASC 825-10-50-28, "Required Disclosures as of Each Date for Which an Interim or Annual Statement of Financial Position Is Presented", formerly Staff Position FAS 107-1 and APB 28-1 "Interim

Disclosures about Fair Value of Financial Instruments". ASC 825-10-50-28 requires disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to annual financial statements. ASC 825-10-50-28 is effective for interim periods ending after June 15, 2009. We adopted ASC 825-10-50-28 during the quarter ended June 30, 2009, with no significant changes to the disclosures in our financial statements.

In December 2007, the FASB issued ASC 805, "Business Combinations", formerly SFAS No. 141(R), "Business Combinations (revised 2007)". ASC 805 retains the fundamental requirement that the acquisition method be used for all business combinations and expands the same method of accounting to all transactions and other events in which one entity obtains control over one of more other businesses or assets at the acquisition date and in subsequent periods. ASC 805 requires measurement at the acquisition date of the fair value of assets acquired, liabilities assumed and noncontrolling interest. Additionally, ASC 805 requires that acquisition-related costs, including restructuring costs, be recognized separately from the acquisition. ASC 805 applies prospectively to business combinations for fiscal years beginning after December 15, 2008. ASC 805 has not had an impact on our consolidated financial position, results of operations and cash flows. The future impact of ASC 805 on us will depend on the nature and extent of any future acquisitions.

Also in December 2007, the FASB issued ASC 810-10-65, "Transition Related to FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements* — an amendment of ARB No. 51", formerly SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51". ASC 810-10-65 establishes the accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810-10-65 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810-10-65 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and applies prospectively to business combinations for fiscal years beginning after December 15, 2008. We are currently analyzing the provisions of ASC 810-10-65 to determine how it will affect accounting policies and procedures, but we have not yet made a determination of the impact the adoption will have on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued ASC 825-10-25, "The Fair Value Option", formerly SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". ASC 825-10-25 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The objective of ASC 825-10-25 is to help mitigate this type of volatility in the earnings by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with complex hedge accounting provisions. ASC 825-10-25 is effective for fiscal years beginning after November 15, 2007. ASC 825-10-25 has not had a material impact on our consolidated financial position, results of operations and cash flows.

In September 2005, the FASB issued ASC 820, "Fair Value Measurements and Disclosure", formerly SFAS No. 157, "Fair Value Measurements". ASC 820 defines fair value, establishes methods used to measure fair value and expands disclosure requirements about fair value measurements. ASC 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods. In February 2008, the FASB issued ASC 820-10-65, "Transition and Open Effective Date Information", formerly FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157". ASC 820-10-65 delays the effective date of ASC 820 by one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued ASC 820-10-35-51A through 35-51B, formerly FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active". ASC 820-10-35-51A through 35-51B clarifies the application of ASC 820 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. ASC 820-10-35-51A through 35-51B was effective upon issuance. We adopted ASC 820, ASC 820-10-65 and ASC 820-10-35-51A through 35-51B, during fiscal year 2009 with no material impact to our financial position, operating results or cash flows.

NOTE 13 — OPERATIONS BY GEOGRAPHIC AREAS

We report our offshore contract drilling operation as a single reportable segment: Offshore Contract Drilling Services. The consolidation of our offshore contract drilling operations into one reportable segment is attributable to how we manage our business, and the fact that all of our drilling fleet is dependent upon the worldwide oil industry. The mobile offshore drilling units and related equipment comprising our offshore rig fleet operate in a single, global market for contract drilling services and are often redeployed globally due to changing demands of our customers, which consist largely of major non-U.S. oil and gas exploration companies throughout the world. Our offshore contract drilling services segment conducts offshore contract drilling operations in Africa, Australia, Southeast Asia and India, the Mediterranean and Black Sea and the U.S. Gulf of Mexico.

The accounting policies of our reportable segment are the same as those described in the summary of significant accounting policies (see Note 2). We evaluate the performance of our operating segment based on revenues from external customers and segment profit. A summary of revenues and operating margin for the fiscal years ended September 30, 2009, 2008 and 2007 and identifiable assets by geographic areas as of September 30, 2009, 2008 and 2007 is as follows (in thousands):

	Fiscal 2009	Fiscal 2008	Fiscal 2007
REVENUES:			
United States	**$ 19,055**	$ 16,096	$ 29,484
Southeast Asia & India	**162,888**	182,503	130,390
Mediterranean & Black Sea	**169,828**	141,414	112,385
Africa	**89,601**	98,188	65,893
Australia	**145,135**	88,403	64,885
	$ 586,507	$ 526,604	$403,037
OPERATING INCOME (EXPENSE):			
United States	**$ 48,535**	$ (1,891)	$ 8,484
Southeast Asia & India	**42,025**	108,030	106,544
Mediterranean & Black Sea	**141,133**	103,934	27,471
Africa	**14,301**	35,336	27,528
Australia	**84,087**	30,172	13,109
Corporate general and administrative expenses	**(31,639)**	(30,975)	(23,929)
	$ 298,442	$ 244,606	$159,207
TOTAL ASSETS:			
United States	**$ 61,982**	$ 208,597	$182,687
Southeast Asia & India	**750,141**	491,059	241,754
Mediterranean & Black Sea	**225,332**	78,492	126,214
Africa	**238,700**	110,629	36,074
Australia	**192,330**	152,031	121,968
Other	**40,917**	55,789	9,027
	$1,509,402	$1,096,597	$717,724

NOTE 14 — QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly results for fiscal years 2009 and 2008 are as follows (in thousands, except per share amounts):

	QUARTERS ENDED(1)			
	December 31	**March 31**	**June 30**	**September 30**
Fiscal 2009				
Revenues	$165,504	$140,652	$149,307	$131,044
Income before income taxes	91,716	71,533	73,744	59,438
Net income	78,363	56,427	67,671	48,284
Earnings per common share —				
Basic	1.22	0.88	1.05	0.75
Diluted	1.22	0.88	1.05	0.75
Fiscal 2008				
Revenues	$111,048	$113,530	$141,372	$160,654
Income before income taxes	43,111	46,354	68,066	87,244
Net income	38,549	41,755	60,381	74,753
Earnings per common share —				
Basic	0.61	0.66	0.94	1.17
Diluted	0.60	0.65	0.93	1.16

(1) The sum of the individual quarterly net income per common share amounts may not agree with year-to-date net income per common share as each quarterly computation is based on the weighted average number of common shares outstanding during that period.

DIRECTORS

DEBORAH A. BECK (2, 3, 4)
Corporate Executive, Retired
Milwaukee, Wisconsin

ROBERT W. BURGESS (2, 3, 4)
Financial Executive, Retired
Orleans, Massachusetts

GEORGE S. DOTSON (1, 2, 3, 4)
Corporate Executive, Retired
Tulsa, Oklahoma

JACK E. GOLDEN (4)
Corporate Executive, Retired
Spicewood, Texas

HANS HELMERICH (1, 4)
President, Chief Executive Officer
Helmerich & Payne, Inc.
Tulsa, Oklahoma

JOHN R. IRWIN (1)
President, Chief Executive Officer
Atwood Oceanics, Inc.
Houston, Texas

JAMES R. MONTAGUE (2, 3, 4)
Corporate Executive, Retired
Houston, Texas

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Nominating & Corporate Governance Committee

OFFICERS

JOHN R. IRWIN
President, Chief Executive Officer

JAMES M. HOLLAND
Senior Vice President, Chief Financial Officer and Secretary

GLEN P. KELLEY
Senior Vice President — Marketing and Administration

ALAN QUINTERO
Senior Vice President — Operations

RONNIE L. HALL
Vice President — Operations

BARRY M. SMITH
Vice President — Technical Services

RANDAL F. PRESLEY
Vice President — Administrative Services

MICHAEL A. CAMPBELL
Vice President — Controller

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 A.M., Central Standard Time, on Thursday, February 11, 2010, at our principal office: 15835 Park Ten Place Drive, Houston, Texas, 77084. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders on or about January 12, 2010.

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
2 Broadway
New York, New York 10004

FORM 10-K

A copy of our Form 10-K to which this Annual Report is an exhibit is filed with the Securities and Exchange Commission and is available free on request by writing to:

Secretary, Atwood Oceanics, Inc.
P. O. Box 218350
Houston, Texas 77218

SEC FILINGS

We file our annual report on Form 10-K, quarterly and current reports, proxy statements, and other information with the SEC. Our annual report on Form 10-K for the year ended September 30, 2009 includes as exhibits all required Sarbanes-Oxley Act Section 302 certifications by our CEO and CFO regarding the quality of our public disclosure. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. Our website address is www.atwd.com. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website is not incorporated by reference into this report or made a part hereof for any purpose. You may also read and copy any document we file, including our Form 10-K, at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and copy charges.

NYSE CERTIFICATION

Each year, our CEO must certify to the NYSE that he is not aware of any violations by the Company of NYSE corporate governance listing standards. Our CEO's certification for fiscal year 2008 was submitted to the NYSE during fiscal year 2009, and our CEO will certify fiscal year 2009 during fiscal year 2010.

STOCK PRICE INFORMATION —

The common stock of Atwood Oceanics, Inc. is traded on the New York Stock Exchange ("NYSE") under the symbol "ATW". No cash dividends on common stock were paid in fiscal year 2008 or 2009, and none are anticipated in the foreseeable future. Based upon information provided to us by a third party shareholder services provider dated November 11, 2009, we have approximately 38,700 beneficial owners of our common stock. As of November 23, 2009, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $37.96 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by the NYSE for the periods indicated.

	Fiscal 2009		Fiscal 2008	
Quarters Ended	Low	High	Low	High
December 31	$12.60	$36.36	$35.75	$51.84
March 31	13.03	20.55	36.39	52.70
June 30	15.96	28.95	44.56	62.95
September 30	21.40	36.65	32.25	63.46

COMMON STOCK PRICE PERFORMANCE GRAPH

BELOW IS A COMPARISON OF FIVE (5) YEAR CUMULATIVE TOTAL RETURNS* AMONG ATWOOD OCEANICS, INC. AND THE CENTER FOR RESEARCH IN SECURITY PRICES ("CRSP") INDEX FOR THE NYSE/ AMEX/NASDAQ STOCK MARKETS, AND OUR SELF-DETERMINED PEER GROUP OF DRILLING COMPANIES.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
September 2009


350
300
250
200
150
100
50
0
9/30/04
9/30/05
9/30/06
9/30/07
9/30/08
9/30/09

	9/30/04	9/30/05	9/30/06	9/30/07	9/30/08	9/30/09
—△— ATWOOD OCEANICS, INC.	100.00	171.1	189.2	322.1	306.3	296.8
—□— NYSE/AMEX/NASDAQ Stock Markets (U.S. Companies)	100.00	114.5	126.4	147.3	116.4	104.3
—○— Self-Determined Peer Group + Atwood Oceanics, Inc.	100.00	160.6	172.9	256.1	215.9	185.1

Constituents of the Self-Determined Peer Group (weighted according to market capitalization):

Diamond Offshore Drilling, Inc.	Transocean, Inc.	Rowan Companies, Inc.
ENSCO International, Inc.	Noble Corporation	Pride International, Inc.

* Assumptions: (1) $100 invested on September 30, 2004; (2) dividends, if any, were reinvested; and (3) a September 30 fiscal year end.

Atwood Oceanics, Inc.
15835 Park Ten Place Drive
P.O. Box 218350
Houston, Texas 77218

ANNUAL REPORT FOR 2009